UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       to
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                              nutrisystem.com inc.
                     --------------------------------------
             (Exact name of registrant as specified in its charter)



             Delaware                                    23-3012204
------------------------------------                  ----------------
(State or other jurisdiction of                       (I.R.S. Employer
incorporation or organization)                       Identification No.)


     202 Welsh Road, Horsham, PA                            19044
--------------------------------------                    ---------
(Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code: 215-706-5300


Securities to be registered pursuant to Section 12(b) of the Act

     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered
     -------------------                 ------------------------------

            None                                        None


Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock, $.001 par value
                     ---------------------------------------
                                (Title of Class)



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                                      INDEX

                                                                        Page
                                                                        ----
Item 1.   Business......................................................   1

Item 2.   Financial Information.........................................  20

Item 3.   Properties....................................................  27

Item 4.   Security Ownership of Certain Beneficial Owners
            and Management..............................................  27

Item 5.   Directors and Executive Officers..............................  30

Item 6.   Executive Compensation........................................  34

Item 7.   Certain Relationships and Related Transactions................  35

Item 8.   Legal Proceedings.............................................  39

Item 9.   Market Price of and Dividends on the Registrant's
            Common Equity and Related Stockholder Matters...............  40

Item 10.  Recent Sales of Unregistered Securities.......................  41

Item 11.  Description of Registrant's Securities to be Registered.......  42

Item 12.  Indemnification of Directors and Officers.....................  44

Item 13.  Financial Statements and Supplementary Data...................  45

Item 14.  Changes in and Disagreements with Accountants
            on Accounting and Financial Disclosure......................  45

Item 15.  Financial Statements and Exhibits.............................  45


                                       (i)

Item 1. Business.

     (a) General Development of Business

     On September 27, 1999, Ansama Corp. ("Ansama"), a Nevada corporation formed in March 1988 with no active business operations, stockholders' equity of approximately $72,235 at December 31, 1998 and approximately 200 stockholders of record, merged (the "Merger") with and into nutrisystem.com inc. (the "Company") for the purpose of reincorporating as a Delaware corporation under the name "nutrisystem.com inc." Ansama formed the Company as a Delaware corporation for this purpose in August 1999. As part of the Merger, each of the 2,039,337 outstanding shares of Common Stock of Ansama was converted into the right to receive one share of the Company's Common Stock.

     As a further consequence of the Merger, the Company succeeded to the rights of Ansama under: (i) an August 16, 1999 Asset Purchase Agreement (the "Asset Agreement") with Nutri/System L.P., a Delaware limited partnership (the "Partnership"), whereby Ansama agreed to purchase specified assets of the Partnership, including the right to the name "NutriSystem," and assume specified liabilities of the Partnership, for $3,000,000 in cash and (ii) an August 16, 1999 Stock Exchange and Purchase Agreement (the "Stock Agreement") with HPF Holdings, Inc., Brian D. Haveson, Joseph H. Boileau, Kathleen E. Simone, Deborah
A. Gallen and Frederick C. Tecce, whereby Ansama agreed to acquire all of the beneficial interests of NutriSystem Direct, L.L.C. ("NSDirect"), a Pennsylvania limited liability company, for $400,000 in cash and the issuance of 17,500,000 shares of Common Stock. See Item 7 hereof.

     On September 30, 1999, the Company completed the sale of 4,363,985 shares of its Common Stock at a price of $1.00 per share paid in cash on that date ($964,000 of which had been received by the Company on September 30, 1999 and the remainder of which was received shortly thereafter) in a partial closing under a private placement (the "Private Placement") for which Pennsylvania Merchant Group acted as placement agent and, immediately thereafter, the Company and the other parties to the Asset Agreement and the Stock Agreement consummated the transactions contemplated by such agreements. The Company used a portion of the proceeds of the Private Placement to satisfy its obligations under the Asset Agreement and issued 17,500,000 shares of Common Stock pursuant to the Stock Agreement; the remainder of such proceeds were used to pay the Company's expenses incurred in connection with the Private Placement and for working capital. On October 13, 1999, the Company completed the closing of the Private Placement by the sale for $1.00 per share paid in cash on that date of an additional 3,273,415 shares of its Common Stock. The proceeds from the Private Placement, after payment of $3,400,000 pursuant to the Asset Agreement and the Stock Agreement, are being used for working capital and to pursue the Company's business strategy, including marketing and advertising initiatives, enhancements to the Company's Web site, expanding the Company's capacity to fulfill orders and increases in staff levels.

     In March 2000, the Company completed the sale of 500,000 shares of Common Stock in a private placement to CRX Investments I, L.P., a private investment firm, at a price of $5.00 per share. Following the closing of this transaction Donald R. Caldwell, a representative of CRX Investments I, L.P., was appointed to the Company's Board of Directors. The private placement resulted in gross proceeds of $2.5 million. The net proceeds of the private placement will be used for working capital and to pursue the Company's business strategy, including marketing and advertising initiatives, enhancements to the Company's Web site, expanding the Company's capacity to fill orders and increases in staff levels.

     In the next few months, the Company intends to commence discussions with selected investment banking firms regarding a public offering of Common Stock before the end of 2000. No assurance can be given that a public offering will occur.

     As a result of the foregoing transactions and the issuance of 65,000 shares of Common Stock to two service providers at the rate of $5.00 per share, the Company has 27,741,737 outstanding shares of Common Stock.

     As used herein, unless the context otherwise requires, the term the "Company" refers to nutrisystem.com inc. and its subsidiaries and their respective predecessors.

     "NutriSystem(R)" and "Nutrihance(R)" are the registered trademarks of the Company.

     (b) Financial Information About Industry Segments

     The Company operates as a single industry segment within the meaning of Statement of Financial Accounting Standards No. 131.

     (c) Narrative Description of Business

Overview

     By offering an interactive, Internet based solution to the $33 billion weight loss industry, the Company has transferred its business model from weight loss centers to homes via its Internet Web site, "www.nutrisystem.com" (the "Web site"), providing dieters with a friendly and timesaving program. The Company leverages the advantages of online commerce with specific focus on all aspects of weight loss. The increasing percentage of Internet users who shop for healthcare products online puts the Company in an optimal position for rapid and profitable growth.

     Traditional weight loss programs offered at physical retail centers are inherently expensive, requiring up-front program fees that range from $60 to $600. Participants attend mandatory weekly on-site meetings and are required to purchase products and supplements. This traditional form of weight loss has lost its luster and now represents an archaic business model. The Internet allows the Company to be the low-cost provider in the weight loss industry, offering free participation and products at value pricing. Without the constraints and overhead costs of the bricks and mortar weight loss program, the Company is able to expand its client base, offering a time-conscious and private experience, while promoting quality and value to the consumer.

     The Company's online program offers dieters a comprehensive and anonymous approach to dieting without sacrificing any program benefits. By providing individualized calorie plans, portion-controlled food, one-on-one counseling, behavior modification, exercise education and maintenance plans at the participant's convenience, the online program meets the client's every need. Comprehensive weight related information is offered in a participatory manner, allowing clients to customize their weight loss programs and personalize their meal and exercise plans.

     The primary tool in promoting weight loss in the nutrisystem.com program is pre-packaged, portion-controlled food. The food is specially formulated and prepared using a state- of-the-art heating process. It requires no refrigeration, making storage and shipping costs negligible. With over 100 shelf-stable food selections, the products offered by the Company are particularly suited for e-commerce. Because orders can be placed 24 hours a day, seven days a week through the Web site, customers find themselves having the convenience of timely product selection and service fulfillment.

     Once the Company achieves sufficient sales volume to realize economies of scale, the Company believes that its high inventory turnover, lack of investment in expensive retail centers and substantially lower warehousing expenses should give it significant advantages relative to traditional weight loss centers.

Industry Background

     Traditional Weight Loss Retailing. The traditional weight loss industry is characterized by classroom style diet firms that charge initiation fees and have mandatory weekly meetings. The two major classroom style diet firms are Jenny Craig Inc., with approximately 800 owned and franchised centers in North America, Australia and New Zealand, and Weight Watchers International, which was recently sold to a private European investment firm by H.J. Heinz Company. On average, a client spends 10 weeks in a program and loses 1 to 2 1/2 pounds per week. Overweight individuals typically join a weight loss program for health and cosmetic reasons and often stop and then re-enroll in a program several times.

     The weight loss industry is characterized by a broad array of products, services and supplements as well as rapid changes in trends and the broad availability of diet literature and philosophies. The Company believes that the business model of the traditional weight loss industry results in high overhead costs that are passed on to clients through program fees ranging from $60 to $600.

     Recent studies reported in the Journal of the American Medical Association indicate that approximately 100 million Americans are overweight and spend in excess of $33 billion per year on weight control products and services. A recent report released by Tufts University found that 63% of men and 55% of women over the age of 25 are obese or overweight, the highest rate ever recorded. As result, more Americans are now at risk for diabetes, cancer and heart disease among other conditions. These statistics contribute to the rising health care costs to treat obesity, which are now estimated at $70 billion per year. The Company believes its Web site provides an attractive commercial medium to reach the weight loss industry.

     e-Commerce. The Internet has become an important alternative to traditional media, enabling millions of consumers to seek information, communicate with one another and execute commercial transactions electronically. According to an industry research firm, the number of World Wide Web users is expected to grow from approximately 100 million in 1998 to approximately 320 million by 2002. The Internet is distinct from traditional media in that it offers real-time access to dynamic and interactive content and instantaneous communication among users. These characteristics, combined with the fast growth of Internet users and usage, have created a powerful, rapidly expanding direct marketing and sales channel. Advertisers can target specific demographic groups, measure the effectiveness of advertising campaigns and revise them in response to real-time feedback. Similarly, the Internet offers online merchants the ability to reach a large audience and operate with lower costs and greater economies of scale, while offering consumers greater selection, lower prices and increased convenience compared to conventional retailing.

     Cyber Dialogue, Inc. estimates that the number of adults in the United States searching for on-line health and medical information will grow to approximately 30 million in the year 2000, and they will spend approximately $150 billion for all types of health-related products and services off-line. Accordingly, the Company believes that companies that establish a clear brand identity as a trusted source of online consumer healthcare information and services will have a significant opportunity to capitalize on multiple revenue sources, including direct-to-consumer advertising and e-commerce.

Strategy

     The Company's online marketing strategy is to attract clients through informative up-to-date content, online counseling sessions, chat rooms and personalized exercise programs, coupled with its NutriSystem food offerings. The Company believes its Web site, which became operational on October 15, 1999, attracts users who are health conscious and have the disposable income to participate in weight loss activities but who are faced with time restrictions from busy work and home schedules. The Web site is attractive to those who would rather participate privately in an online weight loss program due to the sensitivity of the subject matter or those who have a dislike for the mandatory group session approach used by other weight loss firms. The Company plans to capitalize on the $33 billion weight loss industry by combining the well-established NutriSystem name and proven weight loss program with the Internet as the medium of communications with its customers and potential customers. The Company intends to facilitate this goal using the following strategies:

      Leverage Strong Brand Name Recognition through Strategic Alliances. The more than 30 years of experience of the Company's predecessors in the weight loss industry under the NutriSystem name conveys strong brand recognition and should substantially facilitate the Company's ability to garner valuable advertising space and form strategic relationships. To exploit the Company's brand name recognition and generate traffic to its online store, the Company has focused its strategic alliances into three categories: (i) Internet Portals: AOL.com, Lycos.com, Snap.com, About.com, AltaVista.com, Excite.com, iVillage.com, Iwon.com and WebCrawler.com, (ii) Health Content Sites: drkoop.com.,

      HeathCentral.com and OnHealth.com and (iii) Wedding Content Sites:
      TheKnot.com, ModernBride.com and WeddingChannel.com.

      Encourage Frequent Visits, Providing a Truly Interactive, Informative Experience. The Company's Web site provides a highly participatory and enjoyable experience. Unlike other sites which offer read only content, the Company's Web site provides a virtual environment in which the user calculates his/her health status, communicates in "real time" with a personal counselor in the state-of-the-art counseling room and even evaluates his/her progress using the Daily Diary. The Web site also features weight loss product information and other health related content provided by nutritionists and health experts, as well as live discussions and lectures that encourage the user to talk to the experts.

      Secure Customer Loyalty by Delivering a Compelling Value Proposition. The Company offers value through the use of innovative technology, broad product selection, high quality content, a high level of customer service, competitive pricing and personalized services. Dieters are offered an interactive and anonymous approach to dieting without sacrificing the specifics of a successful program. Each customer is provided with an individualized weight loss program as well as one-on-one behavior modification counseling and exercise program development. The Company offers over 100 food items that require no refrigeration, with a cost to the consumer of less than $8.00 per day before shipping and handling for breakfast, lunch, dinner and snacks. New food items are added on a quarterly basis to ensure variety. Orders can be placed 24 hours a day and will be shipped within the next 24 hours. Customers make person to person inquiries by talking live to the Company's Online Help Consultant or by calling the Customer Support toll-free number.

      Generate Incremental Revenue. In addition to the products and services offered as part of its weight loss program, the Company plans to derive revenue from the sale of nutritional supplements and exercise equipment. The Company currently markets a line of vitamins and supplements under the name "Nutrihance," and plans to expand this line in the first quarter of 2000 to include brand name vitamins and supplements. The Company also intends to offer exercise equipment as well as other diet and health-related products and accessories beginning in the third quarter of 2000.

      Broaden Potential Client Base. The Internet provides the Company with an excellent distribution channel to attract overweight men. With over 48% of overweight men trying to lose weight at any given time, the general program design is intended to capitalize on the male population that is traditionally reluctant to attend formal weight loss programs. Because of the anonymous nature and personalized approach of the program, the Company believes it can increase the percentage of male clients who currently participate in structured weight loss programs from 5% to 30%.

      Continue to Service Dieters Without Internet Access. Through the Company's NutriSystem Direct Program, independent representatives offer the Company's products and services directly to clients or potential customers who do not have Internet access. This approach offers these clients a convenient and cost effective approach to the NutriSystem weight loss program.

The nutrisystem.com Web site

     The Company's nutrisystem.com Web site is designed to be informative, helpful and encouraging, allowing customers to learn easily about, discover and purchase weight loss products and other complementary products such as exercise and nutritional aids. Management believes the Company's program is intuitive and convenient to use and facilitates completion of the ordering process with a minimum of customer effort. Customers entering the Web site can, in addition to ordering weight loss products, read a weekly newsletter on dietary trends and other featured products, sign up for one-on-one counseling sessions, create individual calorie and exercise plans, search a "before and after" photo library and check order status. In contrast to the "classroom style" approach used by traditional diet centers, the consumer can accomplish the weight loss experience in the comfort and convenience of his or her own home or office.

      PERSONAL MEAL PLAN - The Company takes all the thinking, calculating and measuring out of dieting. The Company's plan offers a wide variety of convenient and appealing portion-controlled meals specifically designed to provide the client with the important vitamins, minerals and other nutrients the body needs without the excess fat and calories. Each week, the client may choose from a variety of meals that can be delivered directly to the client's home or office.

      INNOVATIVE COUNSELING - The counseling room allows a client to meet and chat with a personal counselor over the Internet in real time. The one-on-one counseling is a private session, where the client can discuss his or her progress and receive support. A client is assigned a counselor who stays with the client throughout the program, allowing the client to work with someone the client can learn to trust. If a client has a question between sessions, or prefers to take a more independent approach, the client can communicate with a counselor by e-mail and receive personalized responses to questions and concerns.

      FREE PERSONAL PROFILE - The Personal Profile takes information provided by the client and identifies his or her overall weight status. The profile charts the client's present weight and body mass index. The profile also provides the client with a recommended calorie level and meal plan based on the NutriSystem plan and gives an estimate in chart form of how long it will take to lose the desired weight.

      WEEKLY NEWSLETTER - The Weekly Newsletter is a free distribution that is e-mailed to clients once a week and provides the latest information on diet aids, fads and the current exercise craze. Experts on topics such as childhood obesity and the role of diet in preventing disease are featured. Other topics include fashion tips and a Dear NutriSystem column.

      DISCUSSION AND LECTURE ROOM - Free lectures and discussions provide the client with information from experts in topics ranging from weight loss to women's and men's health as well as other articles describing beauty and fashion issues and trends. A client is able to listen to and participate in these monthly sessions that are hosted by book authors, doctors and well-known personalities. A client is able to ask the experts questions and receive immediate answers. Clients can also read how others are dealing with the same issues.

      PERSONALIZED EXERCISE PROGRAMS - A counselor designs an exercise program that complements the client's specific physical condition, hobbies and lifestyle. During the weekly counseling sessions, a client receives information on how to walk effectively, which exercise equipment works best and how to use everyday activities to help increase endurance. Counselors help individuals design their own exercise programs, set realistic goals and measure their progress.

      TESTIMONIALS - "BEFORE AND AFTER" LIBRARY - Real photos of actual clients are displayed on the Web site with brief testimonials as to their success using the Company's weight loss program.

      TRULY INTERACTIVE SITE - The Company's Web site is participatory in nature. For example, if clients choose to take full advantage of the Web site, they can log in their daily food intake and physical activity and the Web site calculates the caloric intake and the calories burned and recommends ways to improve the clients' progress. The Web site is user friendly and provides motivational tools to keep a client focused and on track with his or her program.

Strategic Relationships

     The Company believes it can enhance its new customer acquisition efforts, increase purchases by current customers and expand brand recognition through strategic alliances with major online and traditional content and service providers. Alliances with major Internet portal sites will build brand recognition, increase market share and attract customers. In furtherance of this strategy, the Company has successfully negotiated strategic alliances with providers of leading Internet sites including AOL.com, Snap.com, Lycos.com, Excite.com, WebCrawler.com and Netscape.com. The Company has teamed up with TheKnot.com, one of the world's busiest content-based Web sites for wedding planning, to be the exclusive weight loss brand advertised on its weight management center and has an agreement with drkoop.com to be the premier sponsor of and the exclusive weight loss program advertised on drkoop.com's Weight Management Center.

     The Internet-based alliances generally provide that the Company will be the premier online weight loss program on the provider's Web site, with the exclusive right to place banner advertisements and integrated links to the nutrisystem.com Web site. These pages feature the nutrisystem.com branded link that allows users to click through to the Company's

Web site. As part of these arrangements, the Company typically purchases the right to display its banners and hyperlinks, often in conjunction with specified search keywords such as "diet" and "weight loss." To direct traffic to its Web site, the Company created a number of inbound links that connect directly to "www.nutrisystem.com" from other sites on the Web.

     The Company carefully evaluates each potential alliance in order to ensure that the associated fees are cost effective in terms of customer acquisition, potential revenue to be generated, level of exclusivity and brand exposure.

Advertising and Marketing

     The Company believes that the use of multiple marketing channels reduces reliance on any one source of customers, lowers customer acquisition costs and maximizes brand awareness. The marketing strategy is to promote, advertise and increase its brand visibility and acquire new customers through multiple channels and through various advertising and marketing media, including: (1) Internet Advertising, (2) Affiliate Network Programs, (3) Traditional Advertising Media and (4) Direct Marketing.

Internet Advertising

     The following table lists the Company's Internet advertising agreements and the number of impressions provided for under each such agreement in effect as of March 10, 2000. In most instances, the number of impressions is "guaranteed" during a specific contract term, and the term of the agreement is generally extended until that number of impressions is provided.

                                                             Number of
              Portal/Web site                               Impressions
              ---------------                               -----------
       AOL.com including Netscape.com                       102,669,000
       AltaVista.com                                          2,723,000
       ModernBride.com                                       11,900,000
       drkoop.com                                            15,952,000
       HealthCentral.com                                      3,700,000
       TheKnot.com                                           15,000,000
       Excite.com                                            22,249,000
       OnHealth.com                                          11,842,000
       About.com                                              1,444,000
       Lycos.com                                             24,886,000
       WeddingChannel.com                                     2,400,000
       Snap.com                                               2,200,000
       iVillage.com                                           1,000,000
       Iwon.com                                             300,000,000
       Go2Net                                                   360,000
                                       -8-

Affiliate Network Programs

     Affiliate programs provide the Company with an efficient way to market products and services online. Under these agreements, partners agree to display the Company's advertising for a percentage of the sales that originate on the affiliate's site or pay-for-click. The Company currently has an affiliate relationship with Microsoft's Link Exchange and is in negotiations with other affiliate networks.

Traditional Advertising Media

     The Company will use a combination of television, radio and print advertising to complement the Internet campaign. The television commercials will feature a "Before and After" campaign, a strategy that has been proven effective throughout the weight loss industry. With the input of a leading advertising agency, a campaign is being developed to capitalize on the highly recognized brand name while introducing the "New" nutrisystem.com online weight loss program. The national radio campaign will use testimonials featuring prominent radio personalities who will participate in the NutriSystem program, lose weight and then report via live spots regarding their success.

Direct Marketing

     A direct mail campaign is being developed as a companion to the media advertising and will include mailings to the existing database of over 1,000,000 historical customers of the Company's predecessors. The Company anticipates that it will begin direct mail operations in the second quarter of 2000.

Customer Service

     The Customer Service area of the Company's Web site contains extensive information regarding shopping, ordering and returning products. Shipping charges, payment options and other policies are explained to the customer. Help buttons on every page of the site take customers to the specific customer service topic they desire. Customers can track the current status of their orders and can obtain shipper-tracking numbers. Because the concept of Internet retail is new to many people, the Company offers live, interactive help using NetAgent software and offers telephone assistance by customer service agents to answer questions about products and the shopping process.

     Detailed product information is available, including descriptions and photographs. To purchase products, customers simply click on a button to add products to their virtual shopping baskets. Customers can add and subtract products from their shopping baskets as they browse, prior to making a final purchase decision, just as in a physical store. To execute orders, customers click on the "check out" button and are prompted to supply shipping and credit card details online. For convenience, the Company enables customers to store information on the Company's secure server, thereby avoiding the need to re-enter this information when making future purchases. The Company automatically confirms each order by e-mail within minutes after the order is placed. The Company offers a money back return policy.

Behind The Scenes

     Warehousing and Fulfillment. Products are shipped from the Company's 27,000 square foot warehouse located in Horsham, Pennsylvania. The Company also plans to establish a warehouse facility in Reno, Nevada by the end of the second quarter of 2000. Orders placed by 6:00 p.m. Eastern Time are processed and shipped via UPS or RPS the same day.

     Infrastructure, Operations and Technology. The Company's technology infrastructure provides for continuous availability of its online service. All of the critical components of the system are redundant with locations in Horsham, Pennsylvania and Allentown, Pennsylvania, allowing the Company to withstand unexpected component failure and to undergo maintenance or upgrades. The Company's operation is dependent on the ability to maintain its computer and telecommunications systems in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. Systems administrators and network managers of a third party under contract to the Company also monitor the Company's servers and execute backups. The servers have access to auxiliary power during outages. Systems are copied to backup tapes daily, which in turn are sent to the Company for offsite storage. Database and Web servers are redundant and operate using clustering technology for effective load balancing and fault tolerance.

     Regular capacity planning allows for the quick upgrade of existing hardware and integration of new hardware to react quickly to a rapidly expanding member base and increased traffic to the Company's Web site. Key content management and e-commerce components are designed, developed and deployed by the Company's in-house technology group.

     Several layers of security are employed to protect data transmission and prevent unauthorized access. All production servers are behind firewalls and do not allow for outside access at the operating systems level. Strict password management and physical security measures are followed.

     E-commerce transactions and browser-based administration screens employ secure sockets layer encryption to secure data transmitted between clients and servers. Credit card information captured during e-commerce transactions is never shared with outside parties.

     Information Gathering. Internet software technology allows the Company to gather detailed information about the purchase and the customer. For example, the Company can track the source of each sale in order to identify those Web sites on which the Company advertises that are generating the most business. This information, combined with customer profile information gathered throughout the ordering process, creates a powerful direct marketing database which is utilized to generate repeat business.

Competition

     The market for Internet services and products is relatively new, intensely competitive and rapidly changing. The number of Web sites on the Internet competing for consumers' attention has proliferated and the Company expects that competition will continue to intensify.

The Company competes, directly and indirectly, for advertisements, viewers, members and content providers with the following categories of companies:

            o Traditional weight loss franchise centers including Jenny Craig and Weight Watchers.

            o Self-administered weight loss regimens and physician-monitored programs.

            o Online services or Web sites targeted to weight conscious persons and health enthusiasts, such as eDiets.com and Cyberdiet.com.

     The Company believes its products, services and Web site content compare favorably with those of its competitors, due to the fact many of them have committed to relatively expensive multi-site retail operations that make it difficult for them to leverage their overhead.

Intellectual Property

     The Company pursues the registration of its trademarks and service marks in the United States.

     The Company has registered several trademarks with the United States Patent and Trademark Office, including 1-800-321-THIN(R), NuSystem Cuisine(R), NuCuisine(R), Nutri/Data(R), Nutrihance(R), NutriRX Weight Loss Program(R) and multiple text and logo variations of Nutri/System(R). The registration of each such trademark has a duration of either ten or twenty years after the date of initial registration, depending on whether the initial registration was effective on or after November 16, 1989. The Company intends, by complying with applicable laws relating to the filing of trademark renewals and statements of continued use, to ensure that all of its material trademarks remain actively registered in its name.

     The Company also has the rights to the Internet domain name "nutrisystem.com" and various misspellings of this domain name, such as "nutrisystems.com" and "nutrasystems.com." The Company registers its Internet domain names through Network Solutions, Inc., which has been appointed by the National Science Foundation to act as the current registrar for the ".com," ".net" and ".org" generic top-level domains in the United States. Each of the Company's domain name registrations other than "nutrisystem.com" has a duration of two years. The Company's registration of "nutrisystem.com" has a duration of one year. The Company has the right to renew each registration following the initial registration period and intends to do so.

Employees

     The Company believes its success depends to a significant extent on its ability to attract, motivate and retain highly skilled vision-oriented management and employees. To this end, the Company focuses on incentive programs for its employees and fosters a corporate culture which is challenging, rewarding and fun. As of March 10, 2000, the Company had 76 full-time employees and one part-time employee and considers its employee relations satisfactory.

Other

     Expenditures for fundamental research and development activities are not material to the Company's business, nor has compliance with federal, state or local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, had any material effect upon the capital expenditures, earnings or competitive position of the Company. However, the Company does anticipate continuing substantial investment in additional computer software and hardware to enhance its Web site. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity, Capital Resources and Other Financial Data."

Financial Information About Foreign and Domestic Operations and Export Sales

     The Company does not have material foreign operations, and has no export sales.

Risk Factors

     No Operating History; Anticipated Losses. The Company was incorporated in August 1999, acquired the Partnership and NSDirect in September 1999 and launched its Web site on October 15, 1999. Accordingly, the Company has no operating history upon which an evaluation of the Company and its prospects can be based. The Company anticipates that it will incur significant additional costs to fund increased marketing initiatives, additional strategic alliances, enhancements to the Company's Web site and technological and hardware improvements. As a result of these costs, the Company anticipates significant operating losses for the foreseeable future. To the extent that such costs do not result in appropriate revenue increases, the Company's business, financial condition, results of operations or prospects may be materially adversely affected.

     Need for Additional Financing. The capital resources required to implement the Company's business plan are significant. The Company anticipates that it will continue to need additional financing to accomplish its business plan. There can be no assurance that any such financing will be available on terms acceptable to the Company or at all. See "Recent Developments."

     Competition. Both the e-commerce market and the weight loss business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customer attention has increased rapidly. The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company believes that its success will depend heavily upon its ability to provide a compelling and satisfying weight loss experience for its customers. The Company believes that other factors that will affect the Company's success include the Company's ability to attract experienced marketing, technology, operations and management talent. The nature of the Internet as an electronic marketplace which may, among other things, facilitate competitive entry and comparison shopping, may render it inherently more price competitive than traditional weight loss formats. The increase of competitiveness among online weight loss businesses may result in reduced operating margins, loss of market share and a diminished brand franchise.

     Management of Growth. Future growth is expected to place a significant strain on the Company's managerial, operational and technical resources. The Company expects its operating expenses and staffing levels to increase substantially in the future. To manage its anticipated growth, the Company must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. There can be no assurance that the Company will be able to manage the expansion of its operations effectively. Any failure of the Company to implement cohesive management and operating systems, add resources on a cost effective basis or manage the Company's expansion could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Potential Fluctuations in Quarterly Results. The Company expects that it will experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside of the Company's control. The Company believes that factors that may adversely affect the Company's quarterly operating results include: (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction; (ii) the Company's ability to acquire product and to manage fulfillment operations; (iii) the Company's ability to maintain gross margins in its existing business and in future product lines and markets; (iv) the development, announcement or introduction of new Web sites, services and products by the Company and its competitors; (v) price competition and (vi) the Company's ability to upgrade and develop its systems and infrastructure. Consequently, the Company believes that period-to-period comparisons of the Company's operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance. The Company's future quarterly operating results from time to time may not meet the expectations of securities analysts or investors, which may have a material adverse effect on the market price of the Common Stock.

     Control by Principal Stockholders. The Company's directors and their affiliates own beneficially approximately 65.0% of the Company's outstanding Common Stock. As a result, the Company's directors and their affiliates will, collectively, be able to exercise control over all matters requiring stockholder approval, including the election of all directors and the approval of significant corporate transactions. This ownership may have the effect of delaying or preventing a change in control of the Company which could materially adversely affect the price of the Common Stock.

     Dependence upon Strategic Alliances. The Company relies on strategic alliances with third-party Web sites and content providers to attract users to its Web site. The Company has entered into various agreements with companies to attract users from numerous other Web sites or online service providers which are described in more detail in "Strategic Relationships." The Company believes that such alliances will result in increased traffic to the Company's Web site. The Company's ability to generate revenues from e-commerce may depend on the increased traffic, purchases, advertising and sponsorships that the Company expects to generate through such strategic alliances. There can be no assurance that these agreements will be maintained beyond their initial terms or that additional third-party agreements will be available to the Company on acceptable commercial terms or at all. In addition, significant strategic alliance agreements have traditionally been exclusive arrangements. The inability to enter into new, and to maintain any one or more of its existing strategic alliances could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Risks of the Internet as a Medium for Commerce. Consumer use of the Internet as a medium for commerce is a recent phenomenon and is subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet or its viability for commerce may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation or taxation.

     While the number of Internet users has been rising, the Internet infrastructure may not expand fast enough to meet the increased levels of demand. The increased use of the Internet as a medium for commerce raises concerns regarding Internet security, reliability, pricing, accessibility and quality of service. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to support effectively growth that may occur, the Company's business, financial condition, results of operations or prospects could be materially adversely affected. In addition, the nature of the Internet as an electronic marketplace, which may, among other things, facilitate competitive entry, comparison shopping and advertising revenue supported business models, may render it inherently more competitive than conventional retailing formats.

     Rapid Technological Change. To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its Web site. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's Web site and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     The development of a Web site and other proprietary technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require the Company to devote substantial resources to modify and adapt its services. There can be no assurance that the Company will successfully implement new technologies or adapt its Web site, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, such failure could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Security Risks. Public concern over Internet security has been, and may continue to be, a hindrance to mass market commercial use of the Internet. Despite the implementation of network security measures by the Company, its infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems caused by its customers or others. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to the Company's customers. Any computer break-in could affect consumer confidence in the security of the Company and could seriously damage its business. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may hinder the growth of the Internet as a mass market medium for commerce.

     Risk of System Failure or Inadequacy. The Company's operations will be dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of the Company's customer base may strain or exceed the capacity of its computer and telecommunications systems and lead to degradations in performance or systems failure. From time to time, the Company may experience capacity constraints and failure of its information systems which could result in decreased levels of service delivery or interruptions in service to its customers. While the Company will continually review and seek to upgrade its technical infrastructure and provide for system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Risks Associated with Domain Names. The Company currently holds various Internet domain names, including "www.nutrisystem.com." Currently, the acquisition and maintenance of domain names is regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the United States and in foreign countries will change in the near future. Such changes in the United States will include a transition from the current system to a system which is controlled by a non-profit corporation and the possible creation of additional top-level domains. Requirements for holding domain names will also be affected. As a result, there can be no assurance that the Company will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. The Company, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of the Company's trademarks and other proprietary rights. Any such inability could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Government Regulation and Legal Uncertainties. E-commerce is new and rapidly changing, and federal and state regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to the access to the Internet or to e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. In addition, the rapid growth of e-commerce may trigger the development of more stringent consumer protection laws. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of the Company's Web site or could otherwise have a material adverse effect on the Company's business. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the event of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

     It should also be noted that several telecommunications carriers have requested that the Federal Communications Commission ("FCC") regulate telecommunications over the Internet. Due to the increasing use of the Internet and the requirements it has placed on the current telecommunications infrastructure, telephone carriers have requested that the FCC regulate Internet service providers and online service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically and result in the reduced use of the Internet as a medium for commerce. A reduction in the use or availability of the Internet could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Sales and Other Taxes. The Company, in accordance with current industry practice, does not collect sales or other taxes in respect of shipments of goods into states other than Pennsylvania. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies such as the Company which engage in e-commerce. A successful assertion by one or more states or foreign countries that the Company should collect sales or other taxes on the sale of merchandise could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act which places a three-year moratorium on state and local taxes on (i) Internet access, unless such tax was already imposed prior to October 1, 1998 and (ii) discriminatory taxes on electronic commerce. There can be no assurance that Congress will renew this legislation in 2001. If Congress does not renew this legislation, state and local governments would be free to impose taxes on electronically purchased goods which could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

     Risks of Possible Extreme Volatility of Market Price of Common Stock; Limited Trading Market. The market price of the Common Stock may be extremely volatile for many reasons, including: (i) actual or anticipated variations in the Company's revenues and operating results; (ii) announcements of the development of improved technology; (iii) the use of new sales formats by the Company or its competitors; (iv) changes in the financial forecasts by securities analysts; (v) new conditions or trends in the Internet and e-commerce and (vi) general market conditions.

     Recently, market prices for Internet-based companies have experienced extreme price and volume fluctuations, particularly after initial public offerings. These fluctuations are often unrelated or disproportionate to the operating performance of those companies and may not be sustainable. Further, market prices of the Common Stock in the future may bear no traditional relationship to the Company's financial condition or performance.

     An active trading market does not exist for the Common Stock, and there can be no assurance that such a market will develop or how liquid that market might become.

     Anti-takeover Effects of Certificate of Incorporation, By-laws and Delaware Law Provisions; Possible Issuance of Preferred Stock. The ownership by the Company's directors and their affiliates of approximately 65.0% of the Company's outstanding Common Stock gives them voting control of the Company and has the effect of preventing a change in control of the Company without their consent even if doing so would be beneficial to the Company's other stockholders. In addition, the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, if any, of such shares. Since the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Common Stock, the rights of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, the provisions of the Company's Certificate of Incorporation, including provisions of Delaware law, could have the effect of delaying or preventing a change in control of the Company, including transactions in which the unaffiliated holders of the Common Stock might otherwise receive a premium for their shares over the current market prices.

     Cost of Food and Services. Because a large percentage of the Company's revenues will be derived from sales of the Company's food products, increases in the cost of food and food services could have a material adverse impact on the Company.

     Seasonality. The Company's revenues will be affected by a number of factors, including the volume and timing of customer leads, success of marketing and advertising programs, success of introductions of new services and products, activities of competitors and the ability of the Company to penetrate new markets. The Company's business is seasonal with revenues generally decreasing in the quarter ending December 31 and during the summer months. The Company may also choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, all or any of which may materially adversely affect the Company's results of operations.

     Reliance on Certain Suppliers. The Company carries inventory and is improving its warehouse to enhance its inventory, but the Company relies to a large extent on rapid fulfillment from vendors. The Company has no long-term contracts with any of its vendors that guarantee the availability of merchandise, the continuation of particular payment terms or the extension of credit limits. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company on current terms or that the Company will be able to establish new or extend current vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If the Company were unable to develop and maintain relationships with vendors that would allow it to obtain sufficient quantities of merchandise on acceptable commercial terms, its business, prospects, financial condition and results of operations would be materially adversely affected.

     Risks Associated with Entry into New Business Areas. The Company may choose to expand its operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered or expanding its market presence through relationships with third parties. There can be no assurance that the Company would be able to expand its efforts and operations in a cost-effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site launched by the Company that is not favorably received by consumers could damage the Company's reputation. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and editorial resources, and would strain the Company's management, financial and operational resources. The lack of market acceptance of such efforts or the Company's inability to generate satisfactory revenues from such expanded services or products to offset their cost could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     Dependence on Trademarks and Proprietary Rights. The Company regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to its success, and relies on trademark and copyright law and trade secret protection to protect its proprietary rights. The Company pursues the registration of its trademarks in the United States. Effective trademark, copyright and trade secret protection may not be available in every country in which the Company's products and services are made available online. There can be no assurance that third parties will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, trade secrets and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against the Company.

     Dependence on Key Employees. The success of the Company depends to a significant degree upon the contribution of its executive officers and other key personnel, including Brian D. Haveson, the Company's President and Chief Executive Officer. The Company does not have an employment agreement with any of its executive officers. There can be no assurance that the Company will be able to retain its managerial and other key personnel or to attract additional managerial and other key personnel if required.

Item 2. Financial Information.


     The following historical selected financial data are derived from the Company's audited Consolidated Financial Statements and those of its predecessors, Nutri/System L.P. and NutriSystem Direct, L.L.C. (the "Predecessor Businesses"). The operating data and the balance sheet data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.

                       Summary Consolidated Financial Data
                      (in thousands, except per share data)


                                                                               Year Ended
                                                                               December 31
                                           ------------------------------------------------------------------------------------
                                             1995               1996                1997              1998               1999
                                           --------           --------            --------           --------           -------
Statement of Operations Data:
Revenues (a)

Food sales                              $     44,972        $     39,000        $     23,698        $      8,415     $      7,910
Other revenues                                 9,948               8,030              22,105                 870              674
Total revenues                                54,920              47,030              45,803               9,285            8,584

Cost of revenues                              49,217              45,823              47,686               7,101            6,196
Other items                                    8,781(e)              367(b)           (1,828)(c)            --              8,202(d)
Other operating expenses                       2,995               2,318               2,873               2,332            4,083

Operating loss                                (6,073)             (1,478)             (2,928)               (148)          (9,897)

Net loss                                $     (6,095)       $       (163)       $     (1,598)       $        (42)    $     (9,633)

Net loss per share:
    Basic                               $      (0.37)       $      (0.00)       $      (0.08)       $      (0.00)    $      (0.45)
    Diluted                             $      (0.37)       $      (0.00)       $      (0.08)       $      (0.00)    $      (0.45)

Weighted average shares outstanding:
    Basic                                 16,282,781          16,282,781          19,539,337          19,539,337       21,448,687
    Diluted                               16,282,781          16,282,781          19,539,337          19,539,337       21,448,687

Balance Sheet Data:

Total assets                            $     10,146        $     11,056        $      4,826        $      2,924     $      5,856
Long-term liabilities                          1,045               1,678                  76                 153              133
Minority interest                              2,704               2,350                 878                 807             --
Equity                                           326               2,163                 565                 523            4,391

------------

(a) In 1997, the Company sold its owned weight loss centers to Complete Wellness Weight Management, Inc. As a result, beginning in 1998, the Company experienced a significant decrease in revenues associated with food sales and weight loss programs. Revenues generated from Company-owned weight loss centers in 1997 were $33,484.

(b)   In 1996, the Company sold some weight loss centers at a loss of $367.

(c) In 1997, the Company sold its weight loss centers (see note(a)) at a loss of $5,347. In addition, in 1997, the Company received proceeds from its insurance carrier associated with products liability litigation which generated a net gain of $7,175.

(d) Compensation charges of $8,202 were recorded in the year ended December 31, 1999. See discussion relating thereto in the Notes to Consolidated Financial Statements.

(e) In 1995, the Company disposed of its exercise weight loss centers at a loss of $8,292.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                    (Dollars in thousands, except share data)

BACKGROUND

     nutrisystem.com inc., a Delaware corporation, was formed to operate the leading authoritative World Wide Web site for weight loss and related health issues by providing a well-known diet program that incorporates pre-packaged meals and a complete diet philosophy, in the convenience of one's own home.

     The Company's predecessors, including the Predecessor Businesses, have historically operated through company-owned and franchised weight loss centers. Independent franchise weight loss center owners operate using the Company's trade name, trademarks and programs for which a royalty is paid to the Company. The Company's pre-packaged foods are sold to program participants through the Internet, independent distribution and the franchised weight loss centers.

     The Company plans to capitalize on the $33 billion weight loss industry by combining the well-established NutriSystem name and proven weight loss program with the Internet as the medium of communication using the following strategies:

      o Leverage the strong brand name recognition through an aggressive marketing campaign using traditional and Internet marketing channels. On the Internet, the Company has focused its strategic alliances into three categories: (1) Internet portals; (2) health content sites and (3) wedding content sites.

      o Encourage frequent visits by providing a truly interactive, informative experience.

      o Offer a compelling value to the customer, including broad product selection, excellent counseling and customer service and competitive pricing.

      o Broaden the potential customer base by attracting male clients who traditionally are reluctant to attend formal weight loss programs.

      o Generate incremental revenue through the sale of nutritional supplements and exercise equipment.

      o Servicing dieters without Internet access through the Company's NutriSystem Direct program.

See additional discussion in Item 1 to this Form 10.

     The Company has incurred significant losses and, as of December 31, 1999, had an accumulated deficit of $12,740. For the years ended December 31, 1997, 1998 and 1999, the Company generated net losses of $1,598, $42 and $9,633, respectively. The Company intends to invest heavily in marketing and promotion, strategic alliances, Web site development and technology and development of its administrative organization. In addition, as discussed in Note 1 to the Consolidated Financial Statements, the Company acquired the Predecessor Businesses for cash of $3,400 plus 17,500,000 shares of Common Stock. In order to fund the planned investment and the Company's purchase of the Predecessor Businesses, the Company effected a private placement of Common Stock which raised proceeds of approximately $7,574. In March 2000, the Company completed a private placement of 500,000 shares of Common Stock that raised gross proceeds of $2,500. The net proceeds of this transaction will be used for working capital and to pursue the Company's business strategy, including marketing and advertising initiatives, enhancements to the Company's Web site, expanding the Company's capacity to fill orders and increases in staff levels. In March 2000, the Company also issued a total of 65,000 shares of Common Stock valued at $5.00 per share to two of its service providers in consideration for certain legal and advertising services rendered to the Company. Future investment is expected to be funded through the sale of additional equity securities in private and/or public offerings in 2000. Achieving profitability depends upon the Company's ability to: (1) raise the necessary funds to finance the planned marketing program, technology and infrastructure investment and (2) generate and sustain substantially increased revenue levels. There can be no assurance that the Company will be able to raise the necessary capital or generate sufficient revenues to achieve or sustain profitability in the future.

RESULTS OF OPERATIONS

     The following table illustrates for the periods indicated the historical selected financial data, derived from the Company's audited Consolidated Financial Statements and those of the Predecessors Businesses, for the periods indicated.

                                                        Year Ended
                                                        December 31
                                        ------------------------------------------
                                          1997             1998             1999
                                        --------         --------         --------
REVENUES:
Food sales                              $ 23,698         $  8,415         $  7,910
Franchise royalty fees                     1,766              633              403
Weight-loss programs                      17,058             --               --
Other                                      3,281              237              271
                                        --------         --------         --------
                                          45,803            9,285            8,584
                                        --------         --------         --------

COSTS AND EXPENSES:
Cost of revenues                          47,686            7,101            6,196
General and administrative                 1,056            2,253            3,853
Depreciation and amortization              1,235               79               99
Other                                        582             --                131
Disposal of weight-loss centers            5,347             --               --
Non-cash compensation expense               --               --              8,202
Net gain on insurance settlement          (7,175)            --               --
                                        --------         --------         --------
                                          48,731            9,433           18,481
                                        --------         --------         --------
Operating loss                            (2,928)            (148)          (9,897)
INTEREST (INCOME) EXPENSE                    (36)              31               56
                                        --------         --------         --------
Loss before minority interest             (2,964)            (117)          (9,841)
MINORITY INTEREST                          1,366               75              208
                                        --------         --------         --------
Net loss                                $ (1,598)        $    (42)        $ (9,633)
                                        ========         ========         ========

BASIC LOSS PER SHARE                    $  (0.08)        $  (0.00)        $  (0.45)
                                        ========         ========         ========
DILUTED LOSS PER SHARE                  $  (0.08)        $  (0.00)        $  (0.45)
                                        ========         ========         ========


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Net Sales. The Company's net sales decreased $701, or approximately 7.5%, from $9,285 for the year ended December 31, 1998 to $8,584 for the year ended December 31, 1999. The decrease was attributable primarily to a decline in food sales ($505) and franchise royalty fees ($230).

     Costs and Expenses. Cost of sales decreased $905 for the year ended December 31, 1999 versus the prior year. As a percentage of revenues, cost of sales decreased from 76% to 72% primarily due to a shift in mix toward higher margin NutriSystem Direct sales and away from franchise food sales. General and administrative expenses increased $1,600, or approximately

71%, to $3,853 for the year ended December 31, 1999 primarily due to increased advertising costs ($475), compensation ($310), expenses related to the web site ($215) and professional services ($185). During the year ended December 31, 1999, the Company recorded non-cash compensation expense of $8,202 primarily associated with equity interests granted to an executive pursuant to the purchase of NSDirect and stock options granted to management. See discussion relating thereto in the Notes to Consolidated Financial Statements.

     Pro Forma Income Tax Expense. The Predecessor Businesses were flow-through entities that were not subject to federal or state income taxes and, consequently, none have been reflected in the Company's financial statements for the historical periods prior to the year ended December 31, 1999. For purposes of pro forma presentation, due to the recurring losses incurred by the Company and management's assessment of realization of the related tax deduction, no pro forma tax benefit would be recorded during the years ended December 31, 1996, 1997, 1998, or 1999. Effective with the merger on September 30, 1999, the Company became subject to corporate level income taxes. No income tax benefit on the excess of the tax basis of Company's assets over the financial reporting carrying amount has been recorded based on management's assessment that the net deferred tax asset was not realizable through future taxable earnings.

     Interest Income. Interest income increased $25 from $31 in the year ended December 31, 1998 to $56 in the year ended December 31, 1999 primarily due to higher average cash balances.

     Net Loss. The Company's net loss increased to $9,633 for the year ended December 31, 1999 versus $42 for the year ended December 31, 1998, primarily due to the compensation expense charges and to higher general and administrative expenses discussed above.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net Sales. The Company's net sales decreased $36,518 from $45,803 during the year ended December 31, 1997 to $9,285 for the year ended December 31, 1998. Management believes that the overriding factor contributing to the revenue decline was the adverse publicity associated with a drug combination formerly incorporated in the weight loss program that was shown to cause health problems. Prior to the publicity, sales were increasing. After the publicity, sales declined sharply. In part as a result of the decline in sales and its impact on the demand for the Company's products and services, a decision was made to close the Company-owned weight loss centers. In addition, franchise royalty fees declined from $1,766 in 1997 to $633 in 1998 due to a reduction in the percentage royalty fee and a decline in the number of franchise locations. Weight loss program fees, which amounted to $17,058 in revenue in 1997, were eliminated before 1998 as the Company-owned centers were disposed of. Other revenues declined from $3,281 in 1997 to $237 in 1998 as a result of discontinued sales of the drug combination mentioned above.

     Costs and Expenses. Consistent with the decline in revenues, cost of sales decreased $40,585 from $47,686 during the year ended December 31, 1997 to $7,101 for the year ended December 31, 1998. As a percentage of revenues, cost of sales was 76% during the year ended December 31, 1998 versus 104% in 1997. The 1997 cost of sales includes additional costs associated with opening and upgrading various Company-owned centers in early 1997. General administrative expenses increased $1,197, or approximately 113%, from $1,056 during the year ended December 31, 1997 to $2,253 during the year ended December 31, 1998. The increase is primarily due to a shift in the focus of corporate support activity in 1998 away from the Company-owned centers (recorded in cost of revenue) to general and administrative activity as the Company-owned centers were closed. Depreciation and amortization expense was $1,235 in 1997. Depreciation and amortization expense decreased to $79 in 1998 as the Company had written off substantially all of its property and equipment in 1997 in connection with the sale of the weight loss centers.

     Other Items. The results for the year ended December 31, 1997 include a loss of $5,347 on the sale of the Company's weight loss centers. See additional discussion relating thereto in the Notes to Consolidated Financial Statements. In addition, in 1997, the Company recorded a gain, net of legal costs of $2,325, of $7,175 on a settlement with an insurance company for coverage associated with product liability litigation relating to the drug combination discussed above. See additional discussion of these items in the Notes to the Consolidated Financial Statements.

     Interest Income (Expense). The Company recorded net interest income of $31 in the year ended December 31, 1998 arising from its cash balances, compared to net interest expense of $36 in the year ended December 31, 1997 arising from borrowings under a credit facility.

     Net Loss. The Company's net loss decreased from $1,598 in the year ended December 31, 1997 to $42 in the year ended December 31, 1998.

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

     In October 1999, the Company completed a private placement of 7,637,400 shares of Common Stock at $1 per share which, net of related expenses, resulted in proceeds of $7,574.

     At December 31, 1999, the Company had net working capital of $3,509. Cash and cash equivalents were $2,902. The Company's principal source of liquidity is the cash obtained from the private placement transaction. The Company currently has no bank debt or term or revolving credit facilities to fund operating cash flow or investment opportunities.

     During 1998 and the first nine months of 1999, the Company generated small cash flow deficits from operations which were funded from existing cash balances Cash requirements for the fourth quarter of 1999 were funded by the proceeds from the private placement completed in October 1999. Cash requirements in 1997 were funded from then existing credit facilities, which have since expired, and capital contributions. Net cash used in operating activities was ($1,429) and ($402) for the years ended December 31, 1999 and 1998, respectively, and was primarily attributable to the net losses generated in those periods, as well as changes in working capital balances. The net cash provided by operations in 1997 was attributable primarily to net changes in working capital balances.

     Net cash used by investing activities was $204, $180 and $2,849 for the years ended December 31, 1999, 1998 and 1997, respectively, and consisted of capital expenditures. The

1997 additions of $2,849 were incurred primarily in connection with the establishment of the weight loss centers.

     Net cash provided by financing activities was $4,174 for the year ended December 31, 1999, and consisted entirely of net proceeds from a private placement of equity securities net of a cash payment of $3,400 in connection with the purchase of the Predecessor Businesses. Pursuant to a private placement of Common Stock consummated in March 2000, the Company raised gross proceeds of $2,500; the net proceeds of this transaction will be used for working capital and to pursue the Company's business strategy.

     Under marketing agreements, the Company is required to pay aggregate minimum fixed fees of $4,755 and $319 for the years ending December 31, 2000 and 2001, respectively. Future cash obligations are expected to be funded from financing activities which may include additional private or public offerings of equity securities. As of December 31, 1999, the Company's principal commitments consisted of obligations under its marketing agreements and operating leases. Although the Company has no material commitments for capital expenditures, it anticipates substantial increases in its capital expenditures consistent with anticipated growth in operations, infrastructure and personnel.

     The Company has no current plans or discussions in process relating to any material acquisition that is probable in the foreseeable future.

FACTORS AFFECTING THE COMPANY'S BUSINESS AND PROSPECTS

     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. These issues are discussed more fully in the Risk Factors section in Item 1 of this Form 10.

FINANCING AND CAPITAL STRUCTURE

     Since inception in 1972, the Nutri/System businesses have operated in various organizational and legal structures. In August 1999 Ansama, a non-operating public shell corporation and the sole stockholder of the Company, entered into: (1) an Asset Purchase Agreement to acquire the operating assets and certain liabilities of Nutri/System L.P. for $3,000 and (2) a Stock Exchange and Purchase Agreement to acquire the beneficial interest in NSDirect for $400 and 17,500,000 shares of Ansama Common Stock. Ansama was subsequently merged into the Company. In order to fund the Company's resulting cash obligations of $3,400 under the Asset Purchase and Stock Exchange and Purchase Agreements and the planned marketing program and technology investment, the Company completed a private placement of 7,637,400 shares of Common Stock in September and October 1999, which, net of related expenses, resulted in proceeds of $7,574. In March 2000, the Company completed a private placement of 500,000 shares of Common Stock, which resulted in gross proceeds of $2,500, and also issued 65,000 shares at the rate of $5.00 per share to two service providers. There can be no assurance that the Company will be able to raise the necessary capital or generate sufficient revenues to achieve or sustain profitability in the future. The Company has no credit facilities available to fund working capital or investment needs.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company has no material interest-bearing assets or liabilities, nor does the Company have any current exposure for changes in foreign currency exchange rates. The Company does not use derivatives or other financial instruments. The Company's financial instruments consist of cash and receivables. The market values of these financial instruments approximate book value.

INFLATION

     The financial statements are presented on a historical cost basis and do not fully reflect the impact of prior years' inflation. While the U.S. inflation rate has been modest for several years, inflation issues may impact the Company's business in the future. The ability to pass on inflation costs is an uncertainty due to general economic conditions and competitive situations.

YEAR 2000 MATTERS

     The Company has not itself experienced any computer problems since January 1, 2000 nor does it have any knowledge of any computer problems experienced by any of its suppliers since January 1, 2000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     See Note 2 to the Consolidated Financial Statements of the Company for a discussion of recently issued accounting pronouncements.


Item 3. Properties.


     The Company leases approximately 30,000 square feet of office and warehouse space in Horsham, Pennsylvania pursuant to a lease expiring in 2004 at an annual rate of $360,000. The Company also intends to establish a 27,000 square foot warehouse in Reno, Nevada at an estimated annual rental of $100,000 by the end of the second quarter of 2000.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth, as of March 10, 2000, the number of shares and percentage of the Company's Common Stock beneficially owned by (i) each person who is known by the Company to own beneficially 5% or more of the Company's outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all executive officers and directors of the Company as a group.



                                                                                                 Percent of
Name of Individual                                    Shares of Common Stock                     Outstanding
or Identity of Group                                  Beneficially Owned (1)(2)                Common Stock (3)
--------------------                                  -------------------------                ----------------
5% Holders:
----------

HPF Holdings, Inc. (4)........................               8,200,000                                29.6%
Brian D. Haveson (5)..........................               7,507,500                                27.1

Directors (6):
-------------

Frederick C. Tecce (7)........................                 870,000                                 3.1
Michael E. Heisley (4)........................               8,200,000                                29.6
Donald R. Caldwell (13).......................                 600,000                                 2.2

Executive Officers (8):
----------------------

Deborah A. Gallen (9).........................                 185,000                                  *
James A. Brown (10)...........................                 270,000                                  *
Brendon Perero (11)...........................                 200,000                                  *
Karyn B. Pless (12)...........................                 200,000                                  *

All executive officers and directors
  as a group (8 persons) (14) ................              18,032,500                                65.0

--------------------
*     less than 1%.

(1)   Information furnished by the named persons.

(2) Under the rules of the Securities and Exchange Commission (the "SEC"), a person is deemed to be the beneficial owner of securities if he has, or shares, "voting power" which includes the power to vote, or to direct the voting of, such securities or "investment power" which includes the power to dispose, or to direct the disposition, of such securities. Under these rules, more than one person may be deemed to be the beneficial owner of the same securities. Securities beneficially owned also include securities owned jointly, in whole or in part, or individually by the person's spouse, minor children or other relatives who share the same home. The information set forth in the above table includes all shares of Common Stock over which the named individuals individually or together share voting power or investment power, adjusted, however, to eliminate the reporting of shares more than once in order not to overstate the aggregate beneficial ownership of such persons and to reflect shares as to which the named individuals disclaim beneficial ownership.

(3)   Less than 1% unless otherwise indicated.


(4)   Michael E. Heisley is the principal equity owner of HPF Holdings, Inc.

(5) Includes a total of 28,000 shares held by members of the immediate family of Mr. Haveson as to which shares Mr. Haveson disclaims beneficial ownership.

(6)   Excludes directors listed under "5% Owners."

(7) Includes a total of 20,000 shares held by members of the immediate family of Mr. Tecce, as to which shares Mr. Tecce disclaims beneficial ownership.

(8)   Excludes executive officers listed under "Directors."

(9) Includes a total of 20,000 shares held by members of the immediate family of Ms. Gallen, as to which shares Ms. Gallen disclaims beneficial ownership.

(10) Includes an option granted to Mr. Brown in November 1999 to purchase 200,000 shares of Common Stock at a price of $1.75 per share and an option granted to Mr. Brown in March 2000 to purchase 70,000 shares of Common Stock at a price of $5.00 per share.

(11) Includes an option granted to Mr. Perero in October 1999 to purchase 200,000 shares of Common Stock at a price of $1.00 per share.

(12) Includes an option granted to Ms. Pless in February 2000 to purchase 200,000 shares of Common Stock at a price of $5.00 per share.

(13) Includes 500,000 shares held by CRX Investments I, L.P., a limited partnership of which Mr. Caldwell is a limited partner and Cross Atlantic Capital Partners, Inc. is the general partner. Mr. Caldwell is the Chief Executive Officer of Cross Atlantic Capital Partners, Inc.

(14) Includes a total of 68,000 shares held by members of the immediate families of such persons, as to which shares such persons disclaim beneficial ownership.

Item 5. Directors and Executive Officers.

     Certain information as to the directors and executive officers of the Company is as follows:

                                                                                         Principal Occupation
        Name                   Age          Positions with the Company                   for Past Five Years
---------------------          ---     ------------------------------------              ---------------------
Brian D. Haveson               36      President, Chief Executive Officer                President of the Part-
                                       and a director of the Company                     nership from 1997 to
                                       since August 1999                                 1999; Chief Financial
                                                                                         Officer of the Partnership
                                                                                         from 1993 to 1997; Arthur
                                                                                         Andersen LLP for five
                                                                                         years prior thereto

Deborah A. Gallen              41      Vice President of E-Commerce                      Vice President of Oper-
                                       of the Company since                              ations for NSDirect
                                       September 1999                                    from 1995 to 1999;
                                                                                         Director of Health Care
                                                                                         Services for the
                                                                                         Partnership from 1994 to
                                                                                         1995; Director of
                                                                                         Outpatient Programs for
                                                                                         the Mercy Health Care
                                                                                         System, a hospital system
                                                                                         in Philadelphia,
                                                                                         Pennsylvania, for ten
                                                                                         years prior thereto

James D. Brown                 42      Chief Financial Officer of the                    Chief Financial Officer
                                       Company since December 1999                       of ImageMax, Inc., a
                                       and Treasurer since January 2000                  document management
                                                                                         company located in
                                                                                         Conshohocken,
                                                                                         Pennsylvania, from 1997 to
                                                                                         1999; from 1996 to 1997,
                                                                                         Chief Financial Officer of
                                                                                         LMR Holdings, a holding
                                                                                         company for textile
                                                                                         component manufacturers in
                                                                                         Brooklyn, New York;
                                                                                         President, Main Line
                                                                                         Management, a management
                                                                                         consulting

                                    -30-


                                                                                         Principal Occupation
        Name                   Age          Positions with the Company                   for Past Five Years
---------------------          ---     ------------------------------------              ---------------------
                                                                                         firm in Wynnewood,
                                                                                         Pennsylvania during 1995;
                                                                                         from 1990 to 1994, Chief
                                                                                         Financial Officer of
                                                                                         Liberty Broadcasting
                                                                                         Group, a consolidator of
                                                                                         radio broadcasting
                                                                                         properties, and Controller
                                                                                         of Lancer Industries,
                                                                                         Inc., a diversified
                                                                                         manufacturer

Brendon Perero                 23      Chief Information Officer of                      Vice President and
                                       the Company since August 1999                     Senior Programmer/De-
                                                                                         veloper of INetU, Inc., a
                                                                                         firm engaged in Internet
                                                                                         hosting and consulting,
                                                                                         from 1997 to 1999; from
                                                                                         1997 to 1998, Mr. Perero
                                                                                         was a member of the Design
                                                                                         Council for IBM
                                                                                         Net.Commerce and
                                                                                         collaborated with IBM for
                                                                                         third party development of
                                                                                         e-commerce software;
                                                                                         student at Allentown
                                                                                         College of Saint Francis
                                                                                         DeSales from 1994 to 1998
                                                                                         (B.S.) and at present
                                                                                         (Masters candidate)

Karyn B. Pless                 35      Vice President of Marketing/                      Vice President of Mark-
                                       Advertising of the Company                        eting, Zany Brainy, Inc./
                                       since February 2000                               ZanyBrainy.com, LLC, a
                                                                                         specialty toy retailer,
                                                                                         from September 1999 to
                                                                                         February 2000; Director of
                                                                                         Marketing, Zany Brainy,
                                                                                         Inc./ZanyBrainy.com, LLC,
                                                                                         from November 1997 to
                                                                                         September

                                  -31-


                                                                                         Principal Occupation
        Name                   Age          Positions with the Company                   for Past Five Years
---------------------          ---     ------------------------------------              ---------------------
                                                                                         1999; Director of
                                                                                         Marketing, The Electronics
                                                                                         Boutique, Inc./
                                                                                         EBWorld.com, Inc., a
                                                                                         speciality retail chain of
                                                                                         computer software and
                                                                                         video games, from November
                                                                                         1995 to November 1997;
                                                                                         Manager of Marketing, The
                                                                                         Electronics Boutique,
                                                                                         Inc./ EBWorld.com, Inc.,
                                                                                         from 1993 to November 1995

Michael E. Heisley             63      Director of the Company                           President and Chief
                                       since August 1999                                 Executive Officer, Heico
                                                                                         Acquisitions; Chairman and
                                                                                         Chief Executive Officer,
                                                                                         The Heico Companies, LLC,
                                                                                         an industrial
                                                                                         conglomerate; Chairman of
                                                                                         the Board, Pettibone LLC,
                                                                                         a diversified
                                                                                         manufacturer; Chairman of
                                                                                         the Board, Davis Wire
                                                                                         Corporation, a wire
                                                                                         manufacturer; Chairman of
                                                                                         the Board, Tom's Foods,
                                                                                         Inc., a food manufacturer;
                                                                                         Vice Chairman, Robertson-
                                                                                         Ceco Corporation, a
                                                                                         manufacturer of pre-
                                                                                         engineered metal buildings

                               -32-




                                                                                         Principal Occupation
        Name                   Age          Positions with the Company                   for Past Five Years
---------------------          ---     ------------------------------------              ---------------------

Frederick C. Tecce             64      Director of the Company                           Private investor; Of
                                       since August 1999                                 Counsel, Klett Lieber
                                                                                         Rooney & Schorling,
                                                                                         attorneys at law, since
                                                                                         April 1997; Of Counsel,
                                                                                         Pepper Hamilton LLP,
                                                                                         attorneys at law, from
                                                                                         1993 to 1997

Donald R. Caldwell             54      Director of the Company                           Chairman and Chief
                                       since March 2000                                  Executive Officer, Cross
                                                                                         Atlantic Capital
                                                                                         Partners, Inc., a venture
                                                                                         capital management
                                                                                         firm, since 1999;
                                                                                         President and Chief
                                                                                         Operating Officer,
                                                                                         Safeguard Scientifics,
                                                                                         Inc., an Internet holding
                                                                                         company, 1996 to 1999;
                                                                                         Executive Vice President,
                                                                                         Safeguard Scientifics,
                                                                                         Inc., 1993 to 1996.

     The Company's Board of Directors has an Audit Committee, consisting of Messrs. Heisley, Tecce and Caldwell. The Audit Committee has responsibility for recommending to the Board of Directors the selection of independent auditors, reviewing the scope and results of the audit and reviewing the adequacy of the Company's accounting, financial, internal and operating controls.

     All directors hold office until their respective successors are elected, or until death, resignation or removal. Officers serve at the discretion of the Board of Directors. There are no family relationships between any directors or executive officers of the Company.

Item 6. Executive Compensation.

     Brian D. Haveson, President and Chief Executive Officer of the Company, is being paid a salary at an annual rate of $250,000 and is the only executive officer of the Company who received total annual salary and bonus compensation in cash in excess of $100,000 for the Company's fiscal year ended December 31, 1999.

     In addition to his cash compensation in 1999, pursuant to the terms of the Stock Agreement, Mr. Haveson received 8,200,000 shares of the Company's Common Stock in consideration for the transfer to the Company of his 7.5% interest in NSDirect. The issuance of shares to Mr. Haveson was treated by the Company as a compensation expense only for accounting purposes.

     Other executive officers were granted incentive stock options to purchase the Company's Common Stock. In 1999, James D. Brown, the Company's Chief Financial Officer, was granted an option to purchase 200,000 shares at a price of $1.75 per share and Brendan Perero, the Company's Chief Information Officer, was granted an option to purchase 200,000 shares at $1.00 per share. In 2000, Mr. Brown was granted an option to purchase 70,000 shares at $5.00 per share and Karyn B. Pless, the Company's Vice President of Marketing/Advertising, was granted an option to purchase 200,000 shares at $5.00 per share. In 1999 and 2000, other employees of the Company (none of whom is an executive officer) were granted options to purchase shares at $1.00 per share and $2.50 per share respectively for an aggregate of 218,500 shares.

     The Company does not have an employment agreement with any of its employees and does not anticipate entering into any employment agreements in the foreseeable future.

Equity Incentive Plan

     On August 20, 1999, the Company's Board of Directors adopted and the Company's then stockholders approved the Company's 1999 Equity Incentive Plan (the "Incentive Plan"). The purposes of the Incentive Plan are to attract and retain key employees and certain other persons who are in a position to make significant contributions to the success of the Company, to reward those employees and other persons for their contributions, to provide additional incentive to those employees and other persons to continue making similar contributions and to align further the interests of those employees and other persons with those of the Company's stockholders. To achieve these purposes, the Incentive Plan permits grants of incentive stock options ("ISOs") and options not intended to qualify as incentive stock options ("Non-ISOs"). ISOs and Non-ISOs are collectively referred to herein as "Awards."

     The Incentive Plan permits Awards to be granted for a total of 1,000,000 shares of Common Stock. Shares issuable pursuant to Awards that terminate or expire unexercised will be available for future Awards under the Incentive Plan. As of March 10, 2000, options to purchase an aggregate of 887,000 shares at prices ranging from $1.00 per share to $5.00 per share were outstanding under the Incentive Plan.

     All current and future employees of the Company, and other persons who, in the opinion of the Board of Directors, are in a position to make significant contributions to the success of the Company, such as consultants and non-employee directors, are eligible to receive Awards under the Incentive Plan. However, the Company has no current intention of granting Awards to any member of its Board of Directors.

     The Incentive Plan is administered by the Board of Directors, which determines, among other things and subject to certain conditions, the persons eligible to receive Awards, the persons who actually receive Awards, the type of each Award, the number of shares of Common Stock subject to each Award, the date of grant, exercise schedule, vesting schedule and other terms and conditions of each Award, whether to accelerate the exercise or vesting schedule or waive any other terms or conditions of each Award, whether to amend or cancel an Award and the form of any document used under the Incentive Plan. The Board of Directors has the right to adopt rules for the administration of the Incentive Plan, settle all controversies regarding the Incentive Plan or any Award and construe and correct defects and omissions in the Incentive Plan or any Award. The Incentive Plan may be amended, suspended or terminated by the Board of Directors, subject to certain conditions, provided that stockholder approval will be required whenever necessary for the Incentive Plan to continue to satisfy the requirements of certain securities and tax laws, rules and regulations.

     Recipients of stock options under the Incentive Plan will have the right to purchase shares of Common Stock at an exercise price, during a period of time and on such other terms and conditions as are determined by the Board of Directors. For ISOs, the recipient must be an employee, the exercise price must be at least 100% (110% if issued to a 10% or greater stockholder of the Company) of the fair market value of the Common Stock on the date of grant and the term cannot exceed ten years (five years if issued to a 10% or greater stockholder of the Company) from the date of grant. If permitted by the Board of Directors and subject to certain conditions, an option exercise price may be paid by delivery of shares of Common Stock that have been outstanding, a promissory note, a broker's undertaking to deliver promptly the necessary funds or by a combination of these methods. If permitted by the Board of Directors, options may be settled by the Company paying to the recipient, in cash or in shares of Common Stock valued at the then fair market value of the Common Stock, an amount equal to such fair market value minus the exercise price of the option shares.

     Generally, upon termination of a recipient's employment or other relationship with the Company, stock options remain exercisable for a period of three months (one year if termination is due to death or disability) to the extent the stock options were exercisable at the date of expiration, except as otherwise agreed between the employee and the Company.

Item 7. Certain Relationships and Related Transactions.

     Following the Merger and the consummation of the transactions contemplated by the Asset Agreement and the Stock Agreement in September 1999, Michael E. Heisley, the principal owner of HPF Holdings, Inc., Brian D. Haveson, Irwin Schneidmill and

Frederick C. Tecce, became directors of the Company; Brian D. Haveson, Deborah
A. Gallen, Joseph H. Boileau, Kathleen E. Simone and George Weatherstone were executive officers of the Company at such time and HPF Holdings, Inc. and Brian
D. Haveson became owners of more than 5% of the Company's outstanding Common Stock.

     On August 16, 1999, Ansama entered into the Stock Agreement with HPF Holdings, Inc., a Delaware corporation, Brian D. Haveson, Deborah A. Gallen, Joseph H. Boileau, Kathleen E. Simone and Frederick C. Tecce (collectively, the "Assignors") whereby the Assignors agreed to transfer to Ansama 100% of the outstanding ownership interests in NSDirect in exchange for $400,000 in cash and 17,500,000 shares of Ansama's Common Stock. On the basis of unaudited financial statements of NSDirect as of May 31, 1999, NSDirect had current assets of $531,960, fixed assets of $105,855, current liabilities of $356,357 and members equity of $282,058. For the five months ended May 31, 1999, NSDirect had revenues of $1,833,282 and net income of $282,057. The Assignors acquired their interests in NSDirect in January 1998 for an aggregate capital contribution of $100,000.

     On August 16, 1999, Ansama entered into the Asset Agreement with the Partnership whereby Ansama agreed to purchase certain assets and assume certain liabilities of the Partnership, as specified in the Asset Agreement, in consideration for the payment to the Partnership of $3,000,000 in cash. The principal assets purchased were (i) all equipment, fixtures, leasehold improvements, furniture, computers and software of the Partnership, (ii) all of the Partnership's rights and obligations to the lease (the "Lease") for the Partnership's premises in Horsham, Pennsylvania, (iii) the Partnership's telephone numbers and telephone equipment, (iv) all rental and utility deposits of the Partnership relating to the Lease and deposits securing letters of credit to food vendors, (v) all patents, trademarks, logos, copyrights, trade names, trade secrets, testimonials, agreements of sale, assignments and all other intellectual property related to the Partnership's business and goodwill relating thereto, (vi) all financial and sales records, client and customer lists, including all files and records relating thereto and all other proprietary information used in connection with the Partnership's business,
(vii) all franchise agreements, (viii) all saleable and marketable foods, vitamins and other perishable goods and inventory relating to the Partnership's business located at its Horsham, Pennsylvania warehouse at the close of business on the day preceding the consummation of the asset purchase and (ix) all cash and accounts receivable of the Partnership on the date of consummation of the asset purchase. The assets purchased excluded all rights, claims, causes of action, judgments, awards, settlements and other benefits related to or arising from the purchase, sale, prescription or other dealings with fenfluramine, phentermine or Redux or any combination thereof, including, without limitation,
(i) those against American Home Products Company and any insurance company, (ii) rising from loss of or injury to business, bad faith and failure to indemnify, and (iii) any and all deposits for legal fees and services, prepayment for legal fees and services and retainers for legal fees and services. The Asset Agreement provided that Ansama was to assume all liabilities and obligations of the Partnership and its business operations, of any type or nature, known or unknown, absolute, contingent or otherwise, whether arising before or after the consummation of the asset purchase, including without limitation all liabilities and obligations of the Partnership (i) to employees, franchisees, customers, suppliers and others having relationships with the Partnership, (ii) arising under contracts, leases, agreements, benefit plans and other obligations, (iii) for personal injury from products of the Partnership except as hereinafter specifically not assumed, (iv) arising from any failure to comply with any law, rule or regulation, (v) for any infringement of any third party's intellectual property and arising from any suit, claim or proceeding, except that the Partnership agreed to remain solely responsible for any debt or liability of the Partnership or its business arising out of or related to any claims for personal injury, fraud, breach of contract, false advertising or any related advertising claim arising out of or related to the sale or prescription by the Partnership or US Medical Weight Loss Company, Inc., their agents or employees of fenfluramine, phentermine or Redux, including any claims arising from specific lawsuits listed in a schedule to the Asset Agreement and (vi) for sales taxes, franchise taxes, employment taxes, property taxes, utilities and other amounts. Pursuant to the Asset Agreement, the Partnership also agreed for three years to refrain from engaging in the business in which the Partnership engaged with the assets being sold.

     On the basis of unaudited financial statements of the Partnership as of May 31, 1999, the Partnership had current assets of $1,686,464, total fixed and other assets of $313,756, total liabilities of $914,605 and total shareholders' equity of $1,085,810. For the five months ended May 31, 1999, the Partnership had total revenues of $2,851,105 and a net loss of $178,017. A brief discussion of the history of the Partnership's business follows:

     Nutri/System, Inc., a Pennsylvania business corporation, was incorporated in September 1976 under the name Shape-Up Weight Control Centers of America, Inc. The original name was changed to Weight Loss Medical Centers of America, Inc. in June 1977, then to Nutri-System Weight Loss Medical Centers of America, Inc. in May 1979, and to Nutri/System, Inc. in October 1980.

     Nutri/System, Inc. opened its first center in 1971 under the name Shape-Up, Inc., its predecessor. The first franchise was also sold by Nutri/System, Inc.'s predecessor, Shape-Up, Inc. in 1972. Nutri/System, Inc. sold its first franchise in 1976. Nutri/System, Inc. was the franchisor of Nutri/System weight loss centers from 1976 until 1993. Nutri/System, Inc. also did business under the trade name Nutri/System Weight Loss Centers.

     The stock of Nutri/System, Inc. was publicly traded from 1980 through August 1986 when a senior management group including A. Donald McCulloch, Jr., Reef C. Ivey, II, Albert J. DiMarco and John E. Sylvester acquired Nutri/System, Inc. through a leveraged buy- out and merger. In August 1986, the shareholders of Nutri/System, Inc. approved the merger among Nutri/System, Inc., Diversified Services Group, Inc. ("DSG") and Management Acquisition Group, Inc. ("MAG"). At the time, DSG, a Pennsylvania business corporation incorporated on January 15, 1986, became the parent of Nutri/System, Inc. DSG and MAG were formed solely for the purpose of effecting the buy-out, and neither was previously involved in any type of franchising business.

     In July 1988, Nutri/System, Inc. refinanced the debt incurred in the leveraged buy-out and merger through a repurchase of warrants and notes (the "Refinancing"). DSG repurchased more than 95% of the 4,500,000 warrants to acquire Nutri/System, Inc.'s common stock, and Nutri/System, Inc. repurchased 98% of its outstanding Subordinated

Debentures and 12% Senior Notes. An aggregate of approximately $127,000,000 was required to complete the Refinancing. Nutri/System, Inc. provided DSG approximately $67,000,000 to finance the warrant purchase. Nutri/System, Inc. obtained $100,000,000 in loans from lenders to accomplish the Refinancing. In June 1989, John E. Sylvester retired from Nutri/System, Inc. for medical reasons, and his shares in Nutri/System, Inc. were purchased by DSG. In September 1989, Albert J. DiMarco resigned from Nutri/System, Inc. for personal reasons, and his shares in Nutri/System, Inc. were purchased by the two remaining shareholders, A. Donald McCulloch, Jr. and Reef C. Ivey, II.

     Effective as of July 28, 1989, Nutri/System, Inc. was merged with the following corporate subsidiaries: Nutri/System Delaware, Inc., Nutri-System Investment Co., Inc., Nutri/System of Florida, Inc., Nutri/System of Georgia, Inc., Nutri/System of Michigan, Inc., Nutri/System of Nevada, Inc. and Old York Rydal Corp., and its parent company, DSG. Nutri/System, Inc. was the surviving corporation. The mergers were effected to comply with the restructuring of Nutri/System, Inc. to qualify as a Subchapter S corporation as defined by the Internal Revenue Code of 1986, as amended.

     In August 1989, Nutri/System, Inc. opted to localize its financial and banking arrangements and changed from Citibank, N.A., New York, New York to a group of six banks led by Fidelity Bank, National Association, Philadelphia, Pennsylvania. Nutri/System, Inc., through Fidelity Bank, National Association, paid off its loan to Citibank, N.A. and maintained a revolving line of credit of up to $125,000,000 with the six banks led by Fidelity Bank, National Association (collectively, the "Banks"). On April 27, 1993, the Banks swept all of Nutri/System, Inc.'s bank accounts forcing Nutri/System, Inc. to close all 283 of its company centers as well as cease all operations for a two-week period. In addition, there was a two-week interruption of the flow of food to franchise owners. The Banks had perfected security interests in, or liens and/or encumbrances on substantially all of the assets of Nutri/System, Inc. and the capital stock of Nutri/System, Inc. pursuant to the terms of a U.S. $125,000,000 Credit Agreement dated as of August 17, 1989, as amended, and an Amended and Restated Credit Agreement dated October 30, 1991, as amended.

     Nutri/System, Inc. was served with a Summons to Debtor and Petition for Relief under Chapter 7 of the United States Bankruptcy Code (in the United States Bankruptcy Court for the Eastern District of Pennsylvania on May 4, 1993, Case Number 93-12725S). The Case was converted to a Chapter 11 proceeding effective June 4, 1993. Nutri/System, Inc. operated as a debtor in possession through December 1993. Nutri/System, Inc. re-opened 75 of its 283 company owned and operated weight loss centers in this period, and continued to provide services, including food products, to its franchisees.

     In addition, in July 1993, Nutri/System of Florida Associates, a Florida general partnership ("NSF") and Nutri/System of Georgia Associates, a Florida general partnership ("NSG") involuntarily filed for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court, Eastern District of Pennsylvania, Case Number 93-14121 and Case Number 93-14120, respectively. All of the assets of NSF and NSG were also secured by the Banks, sold to NSI Debt, Inc. and subsequently assigned to the Partnership. NSF and NSG together operated 60 Nutri/System weight loss centers at the date of sale.

     NSI Debt, Inc., a Nevada corporation, was formed on November 8, 1993 to acquire the assets of Nutri/System, Inc. On December 1, 1993, NSI Debt, Inc. purchased from the Banks all of the Banks' rights, claims and interests in and to the Notes and Security Agreements and other documents perfecting the Banks' interest in Nutri/System, Inc.'s assets, pursuant to the terms of an Assignment of Nutri/System Interests (hereinafter referred to as the "Assignment Agreement").

     On December 29, 1993, NSI Debt, Inc., pursuant to a public auction which took place in Philadelphia, Pennsylvania, bid part of its secured debt in return for the assets of Nutri/System, Inc., and subsequently assigned all of its rights and obligations under the Assignment Agreement to the Partnership. Pursuant to the Assignment Agreement, the Partnership then became the owner of the assets, properties and rights of Nutri/System, Inc., including but not limited to, the trademarks, trade names and franchise agreements of Nutri/System, Inc.

     In December 1993, the United States Bankruptcy Court for the Eastern District of Pennsylvania dismissed the bankruptcy action of NSG. On July 8, 1994, the United States Bankruptcy Court for the Eastern District of Pennsylvania dismissed the bankruptcy actions for Nutri/System, Inc. and NSF. The dismissal was appealed by several landlords of Nutri/System, Inc. and NSF. The appeal was denied and no further appeals were taken.

     From time to time, the Company purchases food from a vendor that is an affiliate of certain partners of a Predecessor Business. Such transactions are effected on terms no less favorable to the Company than those made available to independent third parties.

     In March 2000, the Company completed the sale of 500,000 shares of Common Stock at a price of $5.00 per share in a private placement to CRX Investments I, L.P., a limited partnership of which Cross Atlantic Capital Partners, Inc. is the general partner. Mr. Caldwell is a limited partner of CRX Investments I, L.P. and Chief Executive Officer of Cross Atlantic Capital Partners, Inc. Following the closing of this transaction Mr. Caldwell was appointed to the Company's Board of Directors.

Item 8. Legal Proceedings.

     The Company is not a party to any material pending legal proceedings.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


     No established trading market exists for the Common Stock, although, following the Merger, there has been some trading in the over-the-counter market of the Common Stock issued to the former stockholders of Ansama. Before the end of the first quarter of 2000, the Company intends to file an application to have its Common Stock listed on either the Nasdaq National Market or SmallCap Market under the symbol "THIN". The Company can provide no assurance as to whether or when the Company's application may be approved, if at all.

     The Company has not paid any dividends since its formation in August 1999 and does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company currently intends to reinvest its earnings, if any, in the development and expansion of the Company's business. Any future declaration of cash dividends will be at the discretion of the Company's Board of Directors and will depend upon all then relevant factors, including the earnings, capital requirements and financial position of the Company as well as general economic conditions.

     As of March 10, 2000, there were approximately 487 holders of record of the Common Stock.

     Of the 27,741,737 shares of the Company's Common Stock outstanding as of March 10, 2000, approximately 2,039,337 shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Act") unless purchased by affiliates of the Company as that term is defined in Rule 144 under the Act. The remaining outstanding shares of Common Stock (the "Restricted Shares") are eligible to be sold publicly pursuant to an effective registration statement under the Act or in accordance with an applicable exemption from the registration requirements under the Act, including, after October 1, 2000, Rule 144, assuming that the Common Stock has become registered under the Securities Exchange Act of 1934, as amended, not later than July 1, 2000. The Company is unable to estimate the amount of Restricted Shares that may be sold under Rule 144 since this amount will depend in part on the price for the Common Stock, the personal circumstances of the sellers and other factors. Sales of a substantial number of Restricted Shares in the public market, or the availability of such shares, could adversely affect the price of the Common Stock.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated for purposes of Rule 144) who has beneficially owned Restricted Shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding or (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. However, a person (or persons whose shares are aggregated for purposes of Rule 144) who is deemed not to have been an affiliate of the

Company at any time during the 90 days preceding a sale, and who has beneficially owned the Restricted Shares for at least two years at the time of sale, would be entitled to sell such shares under Rule 144(k) without regard to the aforesaid limitations.


Item 10. Recent Sales of Unregistered Securities.

     On August 17, 1999, in connection with the incorporation of the Company, the Company issued 100 shares of Common Stock, $.001 par value (the "Common Stock") to Ansama in exchange for $100 in cash. This issuance of Common Stock is exempt from registration under Section 4(2) of the Act. The 100 shares of Common Stock so issued were cancelled on September 27, 1999 when Ansama merged with and into the Company in order to change the state of incorporation of Ansama from Nevada to Delaware.

     On September 27, 1999, Ansama merged with and into the Company pursuant to an Agreement and Plan of Merger dated as of August 19, 1999 between Ansama and the Company. The purpose of the Merger was to change the state of incorporation of Ansama from Nevada to Delaware. Upon consummation of the Merger, each outstanding share of common stock of Ansama was converted in the right to receive one share of common stock of the Company, resulting in the issuance to the former stockholders of Ansama of an aggregate of 2,039,337 shares of Common Stock of the Company in exchange for 2,039,337 shares of common stock of Ansama. No underwriters were involved in the Merger. The issuance of the 2,039,337 shares of Common Stock in the Merger was exempt from registration pursuant to Rule 145(a)(2) of the SEC which provides that an exchange of securities pursuant to a statutory merger the sole purpose of which is to change an issuer's domicile solely within the United States does not constitute the offer or sale of a security within the meaning of Section 2(3) of the Act.

     On September 30, 1999, the Company completed the sale of 4,363,985 shares of Common Stock at a price of $1.00 per share in cash ($964,000 of which had been received by the Company on that date and the remainder of which was received shortly thereafter) in a partial closing of a private placement effected by the Company for which Pennsylvania Merchant Group acted as agent. On October 13, 1999, the Company sold an additional 3,273,415 shares of Common Stock at a price of $1.00 per share in the completion of this private placement. The Company received an aggregate of $7,637,400 in cash from this private placement and in consideration of the services of Pennsylvania Merchant Group as placement agent, the Company issued a warrant to Pennsylvania Merchant Group entitling it to purchase 763,740 shares of Common Stock at an exercise price of $1.00 per share for five years from the date of issuance. In addition, the Company reimbursed Pennsylvania Merchant Group for its out-of-pocket expenses and incurred legal and other expenses amounting to approximately $63,000. The 7,637,400 shares issued in the private placement were sold to a total of 111 individuals and institutions, each of whom was an accredited investor. The issuance of the 7,637,400 shares of Common Stock in the private placement was exempt from registration under Section 4(2) of the Act and Regulation D thereunder. The Company filed a Form D with the SEC on or about September 30, 1999 with respect to this private placement and an amended Form D on or about October 27, 1999.

     On September 30, 1999, the Company consummated the acquisition of all of the beneficial interests in NutriSystem Direct, L.L.C., a Pennsylvania limited liability company, pursuant to the August 16, 1999 Stock Exchange and Purchase Agreement among HPF Holdings, Inc., Brian D. Haveson, Joseph H. Boileau, Kathleen E. Simone, Deborah A. Gallen, Frederick C. Tecce and Ansama, to which the Company had succeeded pursuant to the September 27, 1999 Merger of Ansama with and into the Company. As consideration for the acquisition of all of the beneficial interests in NutriSystem Direct, L.L.C., the Company paid $400,000 in cash to HPF Holdings, Inc. and issued an aggregate of 17,500,000 shares of Common Stock to HPF Holdings, Inc. (the principal owner of which is Michael E. Heisley), Brian D. Haveson, Joseph H. Boileau, Kathleen E. Simone, Deborah A. Gallen and Frederick C. Tecce, each of which individuals was a director or an executive officer of the Company. The issuance of the 17,500,000 shares of Common Stock to such six persons is exempt from registration under Section 4(2) of the Act. No underwriters were utilized in connection with this acquisition. Reference is also made to Item 7 hereof.

     On March 2, 2000 the Company completed the sale of 500,000 shares of Common Stock at a price of $5.00 per share to CRX Investments I, L.P., a private investment firm, in a private placement that was exempt from registration under
Section 4(2) of the Act. This transaction generated gross proceeds to the Company of $2.5 million.

     On March 1, 2000 the Company issued 50,000 shares of Common Stock at a price of $5.00 per share to Telamerica Media Incorporated in consideration of certain advertising services rendered to the Company by Telamerica Media Incorporated. This transaction was exempt from registration under Section 4(2) of the Act.

     On March 1, 2000 the Company issued 15,000 shares of Common Stock at a price of $5.00 per share to Duane, Morris & Heckscher LLP, counsel to the Company, in consideration of legal services rendered to the Company by Duane, Morris & Heckscher LLP. This transaction was exempt from registration under
Section 4(2) of the Act.


Item 11. Description of Registrant's Securities to be Registered.

     The authorized Common Stock of the Company consists of 55,000,000 shares, par value $.001 per share, of which 27,741,737 shares were outstanding as of March 10, 2000.

     Each share of Common Stock is entitled to one vote on all matters submitted to the stockholders of the Company. The shares of Common Stock do not have cumulative voting rights and, therefore, the holders of more than 50% of the voting power of the Company are able to elect all directors entitled to be elected by the stockholders. The absence of cumulative voting, together with the ownership of more than a majority of the Common Stock by Brian D. Haveson and HPF Holdings, Inc. could be expected to have the effect of delaying, averting or preventing a change in control of the Company unless Mr. Haveson and HPF Holdings, Inc. were in favor of such a change.

     Holders of Common Stock have equal rights, share for share, to receive dividends when, as and if declared by the Board of Directors. The current policy of the Company's Board of Directors is to retain all future earnings of the Company, if any, and not to pay cash dividends which, under the Delaware General Corporation Law (the "DGCL"), can only be paid from earnings. The payment of future dividends, if any, will be at the discretion of the Board of Directors and will depend upon many factors, including the Company's earnings, financial position, capital requirements and other factors. Therefore, there can be no assurance as to future dividends.

     In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company available for distribution to stockholders, subject to the rights of any Preferred Stock which may be outstanding at the time. No holder of Common Stock has any preemptive rights.

     The Company also has authorized 5,000,000 shares of Preferred Stock issuable in series upon resolution of the Board of Directors. The Board of Directors is authorized to establish the relative terms, rights and other provisions of any series of Preferred Stock. No Preferred Stock is outstanding, and the Board of Directors has no current intention of issuing any Preferred Stock. However, unless otherwise required by law in a particular circumstance, the Board of Directors can, without stockholder approval, issue Preferred Stock in the future with voting and conversion rights which could adversely affect the voting power of the Common Stock. The issuance of Preferred Stock could be expected to, and may have the effect of, delaying, averting or preventing a change in control of the Company.

     As permitted by the DGCL, the Company's Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL relating to prohibited dividends, distributions and repurchases or redemptions of stock or (iv) for any transaction from which the director derives an improper personal benefit. However, such limitation on liability would not generally apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding.

     The Company intends to send to its stockholders annual reports containing audited financial statements for each fiscal year and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

     The transfer agent for the Company's Common Stock is StockTrans, Inc., Ardmore, Pennsylvania.

Item 12. Indemnification of Directors and Officers.

     Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

     Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite such adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a Delaware corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any rights to which the indemnified party may be entitled and the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     As noted in Item 11, Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its Certificate of Incorporation, and the Company's Certificate of Incorporation contains such a provision, to the effect that, subject to certain exceptions, a director of a Delaware corporation is not personally liable to the corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director.

     The Company's By-laws also provide that the Company shall indemnify its directors and officers and, to the extent permitted by the Board of Directors, the Company's employees and agents, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the Company's By-laws permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any of the Company's directors, officers, employees or agents arising out of their capacity as such.


Item 13. Financial Statements and Supplementary Data.

     The financial statements and supplementary data required by this Item 13 are listed in Item 15(a) hereof and are included elsewhere in this Form 10.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Not applicable.


Item 15. Financial Statements and Exhibits:

     (a)  Financial Statements:

          Report of Independent Public Accountants
          Consolidated Balance Sheets as of December 31, 1998 and 1999 Consolidated Statements of Operations for the Years Ended
            December 31, 1997, 1998 and 1999
          Consolidated Statements of Changes in Shareholders' Equity for
            the Years Ended December 31, 1997, 1998 and 1999 Consolidated Statements of Cash Flows for the Years Ended
            December 31, 1997, 1998 and 1999
          Notes to Consolidated Financial Statements
          Schedule II - Valuation and Qualifying Accounts

     (b)  Exhibits:

     *2.1 Agreement and Plan of Merger dated August 19, 1999 between nutrisystem.com inc. and Ansama Corp.

     *2.2 Asset Purchase Agreement dated August 16, 1999 between Ansama Corp.
          and Nutri/System L.P.

     *2.3 Stock Exchange and Purchase Agreement dated August 16, 1999 among
          Ansama Corp., HPF Holdings, Inc., Brian D. Haveson and NutriSystem Direct, L.L.C. management (comprised of Joseph Boileau, Kathleen Simone, Deborah Gallen and Frederick C. Tecce)

     *2.4 Assignments of NutriSystem Direct, L.L.C. Membership Interests dated
          September 30, 1999 to nutrisystem.com inc. by each of HPF Holdings, Inc., Brian D. Haveson, Joseph Boileau, Kathleen Simone, Deborah Gallen and Frederick C. Tecce

     *2.5 Operating Agreement of NutriSystem Direct, L.L.C. dated September 30,
          1999

     *2.6 Intellectual Property Assignment from Nutri/System L.P. to nutrisystem.com inc. dated September 30, 1999

     *2.7 Assignment of Franchise Agreements from Nutri/System L.P. to nutrisystem.com inc. dated September 30, 1999

     *3.1 Certificate of Incorporation of nutrisystem.com inc.

     *3.2 By-laws of nutrisystem.com inc.

     *4.1 Form of Common Stock certificate of nutrisystem.com inc.

     *4.2 Form of warrant to purchase Common Stock of nutrisystem.com inc.

    *10.1 Joint Defense and Indemnification Agreement dated September 27, 1999 between Wyeth Ayerst Laboratories Division of American Home Products Corporation and Nutri/System L.P.

    *10.2 Lease, dated December 11, 1997, between Teachers Insurance and
          Annuity Association and nutrisystem.com inc. as amended by First Amendment to Lease dated October 28, 1999

    *10.3 Form of Nutri/System L.P. Franchise Agreement

    *10.4 Form of NutriSystem Direct, L.L.C. Distributor Agreement

    *10.5 1999 Equity Incentive Plan of nutrisystem.com inc.

  **+10.6 Sponsorship Agreement dated August 16, 1999 between Nutri/System
          L.P. and drkoop.com inc.

  **+10.7 Insertion Order dated August 27, 1999 between nutrisystem.com inc.
          and OnHealth Network Company

  **+10.8 Insertion Order dated June 23, 1999 between NutriSystem Direct,
          L.L.C. and The Knot, Inc.

  **+10.9 Confidential Shopping Channel Promotion Agreement dated September
          28, 1999 between Nutri/System L.P. and America Online, Inc.

 **+10.10 AOL Advertising Insertion Order dated July 20, 1999 between
          Nutri/System L.P. and America Online, Inc.

 **+10.11 AOL Advertising Insertion Order dated January 20, 2000 between nutrisystem.com inc. and America Online, Inc.

    10.12 Stock Purchase Agreement dated March 1, 2000 between C&R Investments I, L.P. (name subsequently retroactively changed to "CRX Investments I, L.P.") and nutrisystem.com inc.

    10.13 Shareholders Agreement dated March 1, 2000 among C&R Investments I, L.P. (name subsequently retroactively changed to "CRX Investments I, L.P."), HPF Holdings, Inc. and Brian D. Haveson

  ***21.1 Subsidiaries of nutrisystem.com inc.

     23.1 Consent of Arthur Andersen LLP

  ***27.1 Financial data schedule

---------------

*    Previously filed with Form 10 Registration Statement.
**   Previously filed with Amendment No. 1 to Registration Statement.
***  Previously filed with Amendment No. 2 to Registration Statement.
+ Confidential treatment requested pursuant to Rule 24b-2 promulgated under the Act. Confidential portions of this document have been redacted and have been filed separately with the Securities and Exchange Commission.

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

         INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE




                                                                                                          Page
                                                                                                          ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                   F-2

FINANCIAL STATEMENTS:
   Consolidated Balance Sheets as of December 31, 1998 and 1999                                            F-3

   Consolidated Statements of Operations for the Years Ended December 31, 1997, 1998 and 1999              F-4

   Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1997,
     1998 and 1999                                                                                         F-5

   Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1998 and 1999              F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                 F-7

SCHEDULE:

   Schedule II - Valuation and Qualifying Accounts                                                         S-1



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To nutrisystem.com inc.:

We have audited the accompanying consolidated balance sheets of nutrisystem.com inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of nutrisystem.com inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to the financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules, and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                                             ARTHUR ANDERSEN LLP

Philadelphia, Pa.,
   February 28, 2000

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                    (dollars in thousands, except share data)

                                                                          December 31
                                                                       ------------------
                                                                         1998        1999
                                                                         ----        ----
                                    ASSETS
CURRENT ASSETS:
   Cash and cash equivalents .......................................   $    361    $  2,902
   Restricted cash .................................................        401         360
   Trade receivables, less allowance of $341 in 1998 and $80 in 1999        527         140
   Inventories .....................................................        819         769
   Prepaid expenses and other current assets .......................        380         670
                                                                       --------    --------
                  Total current assets .............................      2,488       4,841
FIXED ASSETS, net ..................................................        299         295
GOODWILL, net ......................................................       --           500
OTHER ASSETS .......................................................        137         220
                                                                       --------    --------

                                                                       $  2,924    $  5,856
                                                                       ========    ========
                     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable ................................................   $    762    $    870
   Accrued payroll and related benefits ............................         46          65
   Other current liabilities .......................................        633         397
                                                                       --------    --------
                  Total current liabilities ........................      1,441       1,332

NON-CURRENT LIABILITIES ............................................        153         133
                                                                       --------    --------
                  Total liabilities ................................      1,594       1,465
                                                                       --------    --------

COMMITMENTS AND CONTINGENCIES (Note 8)

MINORITY INTEREST ..................................................        807        --
                                                                       --------    --------

SHAREHOLDERS' EQUITY:
   Preferred stock (5,000,000 shares authorized,
     no shares outstanding) ........................................       --          --
   Common stock, $.001 par value (55,000,000 shares
     authorized; shares issued - 19,539,337 at December 31,
     1998 and 27,176,737 at December 31, 1999) .....................         20          27
   Additional paid-in capital ......................................      3,610      16,760
   Warrants exercisable at $1 per share ............................       --           344
   Accumulated deficit .............................................     (3,107)    (12,740)
                                                                       --------    --------
                  Total shareholders' equity .......................        523       4,391
                                                                       --------    --------

                                                                       $  2,924    $  5,856
                                                                       ========    ========

   The accompanying notes are an integral part of these financial statements.

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                (dollars in thousands, except per share amounts)


                                                             Year Ended December 31
                                                    --------------------------------------------
                                                         1997           1998            1999
                                                    ------------    ------------    ------------
REVENUES:
   Food sales                                       $     23,698    $      8,415    $      7,910
   Franchise royalty fees                                  1,766             633             403
   Weight-loss programs                                   17,058            --              --
   Other                                                   3,281             237             271
                                                    ------------    ------------    ------------
                                                          45,803           9,285           8,584
                                                    ------------    ------------    ------------

COSTS AND EXPENSES:
   Cost of revenues                                       47,686           7,101           6,196
   General and administrative                              1,056           2,253           3,853
   Depreciation and amortization                           1,235              79              99
   Other                                                     582            --               131
   Disposal of weight-loss centers                         5,347            --              --
   Non-cash compensation expense (Notes 1 and 11)           --              --             8,202
   Net gain on insurance settlement                       (7,175)           --              --
                                                    ------------    ------------    ------------
                                                          48,731           9,433          18,481
                                                    ------------    ------------    ------------
       Operating loss                                     (2,928)           (148)         (9,897)

INTEREST INCOME (EXPENSE)                                    (36)             31              56
                                                    ------------    ------------    ------------
       Loss before minority interest                      (2,964)           (117)         (9,841)
MINORITY INTEREST                                          1,366              75             208
                                                    ------------    ------------    ------------
       Net loss                                     $     (1,598)   $        (42)   $     (9,633)
                                                    ============    ============    ============

BASIC LOSS PER SHARE                                $      (0.08)   $      (0.00)   $      (0.45)
                                                    ============    ============    ============

DILUTED LOSS PER SHARE                              $      (0.08)   $      (0.00)   $      (0.45)
                                                    ============    ============    ============

BASIC WEIGHTED AVERAGE SHARES OUTSTANDING             19,539,337      19,539,337      21,448,687
                                                    ------------    ------------    ------------

DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING           19,539,337      19,539,337      21,448,687
                                                    ------------    ------------    ------------


   The accompanying notes are an integral part of these financial statements.

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                  (dollars in thousands, except share amounts)





                                                                       Additional      Common
                                                                         Paid-in       Stock       Accumulated
                                             Shares     Common Stock     Capital      Warrants        Deficit        Total
                                             ------     ------------   ----------     --------     -----------       -----
BALANCE, JANUARY 1, 1997                    19,539,337  $       20    $    3,610     $      --    $      (1,467)    $   2,163
   Net loss                                        --          --            --             --           (1,598)       (1,598)
                                          ------------  ----------    ----------     ----------   -------------     ---------
BALANCE, DECEMBER 31, 1997                  19,539,337          20         3,610            --           (3,065)          565
   Net loss                                        --          --            --             --              (42)          (42)
                                          ------------  ----------    ----------     ----------   -------------     ---------
BALANCE, DECEMBER 31, 1998                  19,539,337          20         3,610            --           (3,107)          523
   Net loss                                        --          --            --             --           (9,633)       (9,633)
   Payment to shareholder in excess of
     book value (Note 1)                           --          --         (2,275)           --              --         (2,275)
   Capital contribution of shares
     issued to executive (Note 1)                  --          --          8,202            --              --          8,202
   Issuance of warrants                            --          --           (344)           344             --            --
   Issuance of common stock
     (Note 1)                                7,637,400           7         7,567            --              --          7,574
                                          ------------  ----------    ----------     ----------   -------------     ---------
BALANCE, DECEMBER 31, 1999                  27,176,737  $       27    $   16,760     $      344   $     (12,740)    $   4,391
                                          ============  ==========    ==========     ==========   =============     =========


   The accompanying notes are an integral part of these financial statements.

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (dollars in thousands)


                                                                  Year Ended December 31
                                                               ------------------------------
                                                                 1997       1998       1999
                                                               -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    $(1,598)   $   (42)   $(9,633)
   Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities-
       Compensation expense                                       --         --        8,202
       Minority interest                                        (1,366)       (75)      (208)
       Depreciation and amortization                             1,235         79         99
       Loss on disposals                                         5,347       --          115
       Provisions for bad debts and inventory obsolescence         403       --         --
   Changes in operating assets and liabilities-
     Restricted cash                                              (280)      (121)        41
     Receivables                                                 1,100      1,214        387
     Inventories                                                 1,073        212         50
     Prepaids and other assets                                     454        217       (373)
     Accounts payable                                             (608)      (130)       108
     Accrued payroll and related expenses                         (137)      (286)        19
     Other current liabilities                                  (2,277)    (1,470)      (236)
                                                               -------    -------    -------

         Net cash provided by (used in) operating activities     3,346       (402)    (1,429)
                                                               -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital additions                                          (2,849)      (180)      (204)
                                                               -------    -------    -------

         Net cash used in investing activities                  (2,849)      (180)      (204)
                                                               -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Payment of bank borrowing                                    (1,000)      --         --
   Advance from shareholder                                       --          100       --
   Distribution to partners                                       --         --       (3,400)
   Issuance of common shares, net of costs                        --         --        7,574
                                                               -------    -------    -------

         Net cash provided by (used in) financing activities    (1,000)       100      4,174
                                                               -------    -------    -------

NET CHANGE IN CASH AND CASH EQUIVALENTS                           (503)      (482)     2,541

CASH AND CASH EQUIVALENTS,
   beginning of period                                           1,346        843        361
                                                               -------    -------    -------

CASH AND CASH EQUIVALENTS,
   end of period                                               $   843    $   361    $ 2,902
                                                               =======    =======    =======


   The accompanying notes are an integral part of these financial statements.

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      (In thousands, except share amounts)



1. BACKGROUND:

Nature of the Business

nutrisystem.com inc. (a Delaware corporation) together with its subsidiaries (the "Company") is a national provider of weight loss programs and distributor of prepackaged foods. As discussed below, the Company was formed to offer interactive, Internet-based weight loss solutions to the beauty, health, wellness and personal care markets by providing well-known diet programs that incorporate pre-packaged meals and a complete diet philosophy.

nutrisystem.com inc. and its predecessor businesses, including Nutri/System L.P. and NutriSystem Direct, L.L.C. (collectively, the "Predecessor Businesses"), have historically operated through Company-owned and franchised weight-loss centers. Independent franchise weight loss center owners operate using the Company's trade name, trademarks and programs for which a royalty is paid to the Company. The Company's pre-packaged foods are sold to program participants through the Internet, independent distribution and through franchised weight loss centers.

Since the inception of the Nutri/System business in 1972, the Company has operated in various organizational and legal structures. In early 1993, the Company was party to a bankruptcy proceeding. This case was converted to a Chapter 11 proceeding effective June 4, 1993. The Company operated as a debtor in possession through December 1993. Since 1993, the Company has incurred significant losses and, as of December 31, 1999, has an accumulated deficit of $12,740. The Company intends to invest heavily in marketing and promotion, strategic alliances, Web site development and technology and development of its administrative organization. As a result, the Company believes that it will incur further operating losses for the foreseeable future. In addition, the Company acquired the Predecessor Businesses for cash of $3,400 plus 17,500,000 shares of common stock. In order to fund the planned investment and the Company's purchase of the Predecessor Businesses, the Company completed a private placement which raised net proceeds of approximately $7,574. In order to make the future investments necessary to expand its business as described above and to meet its cash flow requirements, the Company plans to raise capital through an additional private placement and/or a public offering of its common stock. Based on the variable nature of a portion of the Company's expenditures, the cash balance at December 31, 1999 and management's belief that additional equity financing can be raised, the Company believes that it has the ability to continue in operations through the end of 2000. Achieving profitability depends upon the Company's ability to: (1) raise the necessary capital to fund operating needs and finance the planned marketing programs and technology investment, and (2) generate and sustain substantially increased revenue levels. There can be no assurance that the Company will be able to obtain the necessary capital to fund operating and investment needs to generate sufficient revenues to achieve or sustain profitability in the future.

Merger Transaction

In August 1999, Ansama Corp. ("Ansama"), a non-operating public company with minimal assets and liabilities and the sole shareholder of nutrisystem.com inc., entered into: (1) an Asset Purchase Agreement to acquire the operating assets and certain liabilities of Nutri/System L.P. for $3,000, and (2) a Stock Exchange and Purchase Agreement to acquire the stock of Nutrisystem Direct, L.L.C. for $400 and 17,500,000 shares of Ansama common stock. The Asset Purchase Agreement and Stock Exchange and Purchase Agreement are collectively referred to as the Merger Agreements. The amount paid to the principal shareholder in excess of the book value was treated as a dividend. The consideration paid for the acquisition of the minority interest was allocated to the Company's assets and liabilities in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations."

On September 27, 1999, Ansama was merged into the Company and the Company completed the transactions contemplated in the Merger Agreements with proceeds generated from the private placement. As a result of the transaction, the owners of the Predecessor Businesses obtained a controlling interest in the common stock of the Company. In addition, the management team of the Predecessor Businesses became the officers and management of the Company. The transaction was treated as a recapitalization with the assets and liabilities of the Predecessor Businesses recorded at historical cost in the accompanying consolidated financial statements.

In connection with the merger transaction, the president of the Company was issued 8,200,000 shares of common stock of the Company. This issuance was treated as compensation expense for accounting purposes. The compensation expense recorded was based on a fair market value of $1 per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Presentation of Financial Statements

As of December 31, 1999, the Company's consolidated financial statements include the accounts of nutrisystem.com inc. and its wholly owned subsidiaries. The accompanying historical financial statements prior to September 27, 1999 include the combined accounts of the Predecessor Businesses. The historical shareholders' equity presented in the accompanying financial statements has been retroactively restated to give effect to the shares and consideration issued in the merger (see Note 1).

All significant intercompany accounts and transactions have been eliminated.

Cash Flow Information

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less as cash equivalents. The Company made no payments for income taxes during the years ended December 31, 1997, 1998 or 1999. Payments for interest were $104, $7 and $9 for the years ended December 31, 1997, 1998 and 1999, respectively.

Restricted Cash

Restricted cash represents minimum cash deposited in banks required under certain vendor arrangements.

Inventories

Inventories consist principally of packaged food at the Company's warehouse. Inventories are priced using the lower of cost or market for which cost is determined using the first-in, first-out (FIFO) method.

Goodwill

Goodwill represents the excess of the consideration paid over the fair value of net assets, and was generated from the acquisition of the minority interest by the Company. Goodwill is amortized over five years.

Advertising Costs

The Company follows the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP"), 93-7 "Reporting for Advertising Costs" to account for its Internet site linking agreements. Under SOP 93-7, the Company amortizes the costs associated with its linking agreements over the contract terms, with the amortization method primarily based on the rate of delivery of a guaranteed number of impressions to be received during the contract term. To the extent additional payments are required to be made based on factors such as click-throughs and new customers generated, such payments will be charged to expense as incurred. All other advertising costs are expensed as incurred. At December 31, 1997, 1998 and 1999, $0, $41 and $587 of prepaid advertising was included in prepaid expenses. Advertising expense was $5,655, $65 and $520 during 1997, 1998 and 1999, respectively.

Internet Site Development Costs

Internet site development costs are accounted for in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Internet site development costs, which began in 1999, totaled $207 of which $3 was capitalized and is included in other assets.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the related lease terms.

Other Assets

Other assets represent security deposits on leased facilities and equipment.

Revenue Recognition

Revenues from food sales and other are recognized when the related products are shipped. Other revenues represent primarily the sale of vitamins and other supplements to consumers, and the sales of print materials to franchises.

Until December 1997, franchise royalty fees were calculated at percentages ranging from 3.4% to 7.0% of the franchisees' monthly net sales. The percentage applied to the franchisees' revenue is contractual and based on factors such as territory population size and annual revenue amounts. Beginning in December 1997, royalty income was fixed at 4% of franchisees' total net sales for all franchises.

Minority Interest

Minority interest represents the minority shareholders' share of the equity and results of operations of the Company based on their proportionate share of capital contributions.

Income Taxes

The Predecessor Businesses were flow-through entities which were not subject to federal or state income taxes and, consequently, none have been reflected in the accompanying consolidated financial statements. The owners of the Predecessor Business were required to include their respective share of the profits or losses in their respective tax returns. (See Note 3.)

nutrisystem.com inc. is a "C" corporation which is subject to corporate level income taxes. As a result of the reverse merger transaction discussed in Note 1, the Company became subject to corporate income taxes, and began providing for income taxes in the accompanying financial statements beginning on September 27, 1999 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

As a result of the transaction discussed in Note 1, the tax basis of the assets acquired from the Predecessor Businesses exceeded the financial statement carrying amount by $1,751, resulting in a net deferred tax asset of $790 as of September 30, 1999. A valuation allowance of $790 was recorded based on management's current assessment that the net deferred tax asset will not be realized through future taxable income. To the extent that the existing deferred tax asset is realized, the related tax benefit will be credited to equity.

Stock Options

The Company accounts for stock options plans under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (See Note 11).

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments approximate their fair values.

Net Loss Per Common Share

The Company has presented net loss per common share pursuant to SFAS No. 128, "Earnings per Share," and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Basic loss per common share was computed by dividing net loss applicable to common shareholders by the weighted average number of shares of Common Stock outstanding. The impact of common stock equivalents has not been included in the weighted average shares for diluted loss per share purposes since its effect would be anti-dilutive.

Recently Issued Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and disclosure of comprehensive income. Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement outlines standards for determining and disclosing information with regards to operating segments. These pronouncements, which were required to be adopted in 1998, had no impact as the Company has no other comprehensive income items to report and is operated as a single segment.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company is required to adopt this statement beginning in 2001. Currently, management believes that SFAS No. 133 will have no impact on the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and operating expenses during the reporting period. Actual results could differ from these estimates.

Certain Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. PRO FORMA INFORMATION (UNAUDITED):

As discussed in Note 2, on September 27, 1999, the Company became subject to federal and state income taxes. SEC disclosure rules require companies, for informational purposes, to display a pro forma adjustment for the income taxes which would have been recorded if the Company had not been a flow-through entity during the periods presented in the accompanying statements of operations. Due to the recurring losses incurred by the Company, and management's assessment of realization of the related tax deduction, no pro forma tax benefit would be recorded during the periods presented.

Also on September 27, 1999, the Company's principal shareholder group purchased the remaining interest of the minority shareholder, which resulted in goodwill of $527. The effect of goodwill amortization on results of operations would have been to increase expenses by $105 for 1997 and 1998 and by $79 in 1999.


4. DISPOSITION OF COMPANY-OWNED WEIGHT LOSS CENTERS:

During 1997, the Company disposed of its 155 Company-owned centers. The assets and certain liabilities of 53 of its centers were sold, and the remaining centers were closed. Proceeds from the sale were $150. A loss on the disposition reflected in the statement of operations of $5,347 has been recorded for closing the centers, which includes primarily losses on fixed assets disposals of $3,064 and reserves for lease obligations, inventory obsolescence and other liabilities of $2,283.

5. FIXED ASSETS:

Fixed assets consist of the following:

                                     December 31
                                --------------------
                                 1998         1999
                                -----         -----
Furniture and fixtures          $ 150         $ 184
Equipment                         360           330
                                -----         -----
                                  510           514
Accumulated depreciation         (211)         (219)
                                -----         -----
                                $ 299         $ 295
                                =====         =====


6. OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following:


                                              December 31
                                         --------------------
                                           1998         1999
                                          -----         -----
Lease commitment liability (Note 4)        $491        $320
Deferred program revenue                     25         --
Accrued expenses                             98          62
Other                                        19          15
                                           ----        ----
                                           $633        $397
                                           ====        ====


7. RELATED-PARTY TRANSACTIONS:

During 1997, 1998 and 1999, the Company purchased $424, $172 and $113, respectively, of food from a vendor that is an affiliate of the partners of one of the Predecessor Businesses.

For the years ended December 31, 1997, 1998 and 1999, the Company paid retainers and professional fees of $618, $0 and $4, respectively, to a law firm whose partner serves as a member of the Board of Directors of the Predecessor Businesses.

For the years ended December 31, 1997, 1998 and 1999, the Company purchased vitamins and supplements of $355, $51, and $17, respectively, from a vendor that is owned by a shareholder.

At December 31, 1999, the Company had payables to related parties of which $13 are included in accounts payable.

Included in non-current liabilities is a loan from a shareholder of $100, with interest accrued at the rate of 7% per annum.

8. COMMITMENTS AND CONTINGENCIES:

The Company leases its warehouse, corporate headquarters and certain equipment. These leases generally have initial terms of three to five years. Certain of the leases also contain escalation clauses based upon increases in costs related to the properties. Lease obligations, with initial or remaining terms of one year or more, consist of the following at December 31, 1999:

        2000                                $    327
        2001                                     355
        2002                                     369
        2003                                     380
        2004                                     341
                                            --------
                                            $  1,772
                                            ========

Total rent expense for the years ended December 31, 1997, 1998 and 1999, was $4,762, $200 and $227, respectively.

The Company has committed to marketing, advertising and Internet site linking agreements with various Internet companies. These arrangements extend through October 31, 2001 with a total commitment of $5,074 payable in installments over the related contract periods. In addition, the Company has various short- term advertising arrangements relating to other media.

In September 1997, Nutri/System L.P., one of the Predecessor Businesses, removed a drug combination from its weight loss program after it was shown to cause health problems. Numerous suits were subsequently filed against Nutri/System L.P. Also, in 1997, the Company obtained a settlement from its insurance carrier for coverage associated with this matter. Consequently, the Company recorded a gain, net of related legal costs of $2,325, of $7,175 in the accompanying 1997 statement of operations associated with this settlement. In September 1999, the supplier of the drug combination agreed to indemnify Nutri/System L.P. with respect to any further liability with respect to this matter. In the opinion of management, the Company has no liability with respect to this matter.

The Company is also involved with certain other claims and routine litigation matters. In the opinion of management, after consultation with legal counsel, the outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

9. EMPLOYEE BENEFIT PLAN:


During 1996, the Company adopted a qualified tax deferred defined contribution retirement plan (the "Plan"). Under the provisions of the Plan, substantially all employees meeting minimum age and service requirements are entitled to defer a certain percentage of their compensation. The Company matches 100% of an employee contribution, up to a maximum Company match of 3% of the employee annual salary. Employees vest immediately in their contributions and vest in the Company contribution over a three-year period of service. The

Company's expense for the years ended December 31, 1997, 1998 and 1999 was $60, $13 and $24, respectively.

10. CAPITAL STOCK:

Common Stock

The Company's certificate of incorporation includes authorization to issue up to 55 million shares of common stock with a $.001 par value per share. As of December 31, 1999, 27,176,737 shares were issued and outstanding.

Preferred Stock

The Company has also authorized 5,000,000 shares of preferred stock issuable in series upon resolution of the Board of Directors. Unless otherwise required by law, the Board of Directors can, without shareholder approval, issue preferred stock in the future with voting and conversion rights that could adversely affect the voting power of the common stock. The issuance of preferred stock could be expected to, and may have the effect of, delaying, averting, or preventing a change in control of the Company.

11. STOCK OPTIONS AND WARRANTS:

Stock Option Plan

In August 1999, the Company adopted the 1999 Equity Incentive Plan (the "Plan"), under which options to purchase shares of the Company's common stock could be granted to key employees. A maximum of 1,000,000 shares of common stock may be issued pursuant to the Plan. These options could be either incentive stock options or nonqualified stock options. The Board of Directors determines the term of each option, but no option can be exercisable more than ten years from the date the option was granted. The Board also determines the option exercise price per share and vesting provisions. In October 1999, the Board granted options to buy 294,500 shares at $1 that vest over a three-year period and expire ten years from the grant date. Also in 1999, the Board granted options to buy 200,000 shares at $1.75 that vest over a three-year period and expire 10 years from grant date. Compensation expense of $2 associated with these options was recorded in 1999. No options were issued prior to 1999. The following table summarizes the options granted in 1999:


                                                                      Remaining
                         Options       Options         Options       Contractual        Options         Exercise
  Date Issued            Issued       Forfeited      Outstanding         Life         Exercisable         Price
  -----------            -------      ---------      -----------     -----------      -----------       ---------
October 7, 1999          294,500        1,000          293,500        9.8 years           -0-             $1.00

November 30, 1999        200,000         -0-           200,000        9.9 years           -0-             $1.75

As permitted under SFAS No. 123, the Company has elected to continue to account for stock-based compensation using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 does require the Company to disclose pro forma net income and pro forma earnings per share amounts as if compensation expense were recognized for options granted based on the fair value of the options issued. The fair value of the options issued in 1999 were as follows:

                         Options      Fair Market
  Date Issued            Issued          Value
  -----------            -------      -----------
October 7, 1999          294,500         $0.45

November 30, 1999        200,000         $1.09

Using this approach, the net loss in 1999 would have been $9,649 and basic and diluted loss per share would have been $0.45.

For disclosure purposes, the fair value of stock options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield; expected volatility of 0.1%; risk-free interest rate of 6.04%; and expected life of 10 years. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the expected stock price volatility.

Common Stock Warrants

In return for services in connection with the private placement, the placement agent received warrants to purchase 763,740 common shares at $1.00 per share. The fair value of the warrants of $344 was recorded as a reduction of the proceeds from the offering. Fair value was computed using the Black-Scholes option-pricing model as described above.

12. INCOME TAXES:

On September 30, 1999, the Company became subject to federal and state income taxes. At that time, the Company recorded deferred income taxes which represent the tax effect of the cumulative differences between the financial reporting and income tax bases of assets and liabilities (see Note 2).

The significant items comprising the Company's deferred income tax assets and liabilities as of December 31, 1999 are as follows:

        Deferred tax asset-
           Reserve for contingent liabilities         $     132
           Goodwill                                         960
           Net operating loss carryforward                  640
           Other                                            100
           Valuation allowance                           (1,823)
                                                      ---------
                                                              9
        Deferred tax liability-
           Property and equipment                            (9)
                                                      ---------
                                                      $     --
                                                      ========

The valuation allowance was established based on management's current assessment that the net deferred tax asset will not be realized through future taxable earnings. To the extent that the deferred tax assets are realized, $790 of the related tax benefit would be recorded as a credit to equity (see Note 2).

                                                                     SCHEDULE II

                      NUTRISYSTEM.COM INC. AND SUBSIDIARIES

                        VALUATION AND QUALIFYING ACCOUNTS

                             (amounts in thousands)


                                            Balance at                       Additions                      Balance At
                                           Beginning of                     Charged to                        End of
                                              Period        Write-offs        Income         Deductions       Period
                                           ------------     ----------      -----------      ----------     -----------
Year ended December 31, 1999:
   Allowance for doubtful accounts        $     341         $   (261)            --               --          $    80

Year ended December 31, 1998:
   Allowance for doubtful accounts              440              (99)            --               --              341

Year ended December 31, 1997:
   Allowance for doubtful accounts              209             (116)            347              --              440

                                      S-1

                                   SIGNATURES



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 4 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              nutrisystem.com inc.


                                              By: /s/Brian D. Haveson
                                                  ---------------------------
                                                  Brian D. Haveson, President
                                                  and Chief Executive Officer

Date: March 14, 2000

                                  EXHIBIT INDEX

                    (Pursuant to Item 601 of Regulation S-K)

  Exhibit
  Number                  Description of Exhibit

     *2.1 Agreement and Plan of Merger dated August 19, 1999 between nutrisystem.com inc. and Ansama Corp.

     *2.2 Asset Purchase Agreement dated August 16, 1999 between Ansama Corp.
          and Nutri/System L.P.

     *2.3 Stock Exchange and Purchase Agreement dated August 16, 1999 among
          Ansama Corp., HPF Holdings, Inc., Brian D. Haveson and NutriSystem Direct, L.L.C. management (comprised of Joseph Boileau, Kathleen Simone, Deborah Gallen and Frederick C. Tecce)

     *2.4 Assignments of NutriSystem Direct, L.L.C. Membership Interests dated
          September 30, 1999 to nutrisystem.com inc. by each of HPF Holdings, Inc., Brian D. Haveson, Joseph Boileau, Kathleen Simone, Deborah Gallen and Frederick C. Tecce

     *2.5 Operating Agreement of NutriSystem Direct, L.L.C. dated September 30,
          1999

     *2.6 Intellectual Property Assignment from Nutri/System L.P. to nutrisystem.com inc. dated September 30, 1999

     *2.7 Assignment of Franchise Agreements from Nutri/System L.P. to nutrisystem.com inc. dated September 30, 1999

     *3.1 Certificate of Incorporation of nutrisystem.com inc.

     *3.2 By-laws of nutrisystem.com inc.

     *4.1 Form of Common Stock certificate of nutrisystem.com inc.

     *4.2 Form of warrant to purchase Common Stock of nutrisystem.com inc.

    *10.1 Joint Defense and Indemnification Agreement dated September 27, 1999 between Wyeth Ayerst Laboratories Division of American Home Products Corporation and Nutri/System L.P.

    *10.2 Lease, dated December 11, 1997, between Teachers Insurance and
          Annuity Association and nutrisystem.com inc. as amended by First Amendment to Lease dated October 28, 1999

    *10.3 Form of Nutri/System L.P. Franchise Agreement

    *10.4 Form of NutriSystem Direct, L.L.C. Distributor Agreement

    *10.5 1999 Equity Incentive Plan of nutrisystem.com inc.

  **+10.6 Sponsorship Agreement dated August 16, 1999 between Nutri/System
          L.P. and drkoop.com inc.

  **+10.7 Insertion Order dated August 27, 1999 between nutrisystem.com inc.
          and OnHealth Network Company

  **+10.8 Insertion Order dated June 23, 1999 between NutriSystem Direct,
          L.L.C. and The Knot, Inc.

  **+10.9 Confidential Shopping Channel Promotion Agreement dated September
          28, 1999 between Nutri/System L.P. and America Online, Inc.

 **+10.10 AOL Advertising Insertion Order dated July 20, 1999 between
          Nutri/System L.P. and America Online, Inc.

 **+10.11 AOL Advertising Insertion Order dated January 20, 2000 between nutrisystem.com inc. and America Online, Inc.

    10.12 Stock Purchase Agreement dated March 1, 2000 between C&R Investments I, L.P. (name subsequently retroactively changed to "CRX Investments I, L.P.") and nutrisystem.com inc.

    10.13 Shareholders Agreement dated March 1, 2000 among C&R Investments I, L.P. (name subsequently retroactively changed to "CRX Investments I, L.P."), HPF Holdings, Inc. and Brian D. Haveson

  ***21.1 Subsidiaries of nutrisystem.com inc.

     23.1 Consent of Arthur Andersen LLP

  ***27.1 Financial data schedule

---------------
*    Previously filed with Form 10 Registration Statement.
**   Previously filed with Amendment No. 1 to Registration Statement.
***  Previously filed with Amendment No. 2 to Registration Statement.
+ Confidential treatment requested pursuant to Rule 24b-2 promulgated under the Act. Confidential portions of this document have been redacted and have been filed separately with the Securities and Exchange Commission.